As filed with the Securities and Exchange Commission on November 12, 2004

Registration No. 333-11830

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Veri-Tek International, Corp.

(Exact name of registrant as specified in its charter)

Michigan	3559	42-1628978
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Veri-Tek International, Corp.

50120 Pontiac Trail

Wixom, MI 48393

(248) 560-1000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

David V. Harper

Vice President and Chief Financial Officer

Veri-Tek International, Corp.

50120 Pontiac Trail

Wixom, MI 48393

(248) 560-1000

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Patrick Daugherty, Esq. Carolyn T. Long, Esq. Yvette M. VanRiper, Esq. Foley & Lardner LLP 150 West Jefferson Ave, Suite 1000 Detroit, MI 48226-4443 (313) 963-6200 (313) 963-9308 – Fax	J. Christopher Wiltshire, Esq. McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219 (804) 775-1191 (804) 775-1061 – Fax

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐                     :

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐                     .

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐                     .

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)	Amount of registration fee(2)
Common Stock, no par value	$17,250,000	$2,186

(1)	Includes shares that the underwriter has the option to purchase from the registrant to cover over-allotments, if any, and is estimated solely for the purpose of calculating the registration fee pursuant to Section 6(b) and Rule 457(o) of the Securities Act of 1933.
(2)	$1,486.19 previously paid.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated                     , 2004

PROSPECTUS

                 Shares

Common Stock

This is Veri-Tek International, Corp.’s initial public offering. We are selling all of the shares. Quantum Value Partners, LP, will own approximately 44.74% of our outstanding shares after the offering.

We expect the public offering price to be between $5.00 and $7.00 per share. Currently, no public market exists for the shares. After the pricing of the offering, we expect that the shares will be listed on the American Stock Exchange under the symbol “VCC.”

Investing in our common stock involves risks that are described in the “ Risk Factors” section beginning on page 11 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to Veri-Tek International, Corp.	$	$

The underwriter may also purchase up to an additional              shares from us at the public offering price, less the underwriting discount, within 45 days from the date of this prospectus to cover overallotments.

These securities have not been approved or disapproved by the SEC or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The shares will be ready for delivery on or about                     , 2004.

ANDERSON & STRUDWICK

INCORPORATED

The date of this prospectus is                     , 2004

Motivations for "Smart" Assembly Processes

Customers demand perfect function and long life
Global competition prohibits non-value-add processes
Lower skill of current work force
New metrics need "faster/more" data (i.e. NVH)
"Smart" Manufacturing and Assembly Processes
Tighter product tolerances
Lean Systems prohibit waste, rejects, post-process gauging and inventory
"Good Enough" no longer good enough
Profit margins highly scrutinized

PROSPECTUS SUMMARY

This summary highlights information that we present more fully in the rest of this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. This summary contains forward-looking statements that involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “will,” “should,” “could,” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements. You should read the entire prospectus carefully, including the “Risk Factors” section and the financial statements and the notes to those statements.

Our Business

We are focusing our business in three key areas:

•	designing, developing and building specialty equipment for the automotive and heavy equipment industries that identifies product defects and production problems early in our customers’ manufacturing process;

•	developing a market in the automotive industry for our axle testing services; and

•	developing a market for precision driveshafts that we will manufacture using our manufacturing process incorporating our S.M.A.R.T. (superior manufacturing alleviates redundant testing) manufacturing technology.

Historically, we have designed, developed and built integrated production-line assembly and testing equipment for the automotive and heavy equipment industries. Therefore, sales of our assembly and testing equipment comprise most of our revenues and presently represent a substantial majority of our pretax earnings. While we will continue to sell assembly and testing equipment, we intend to build on our experience in developing, designing and manufacturing this equipment to become a provider of axle testing services to automotive manufacturers.

We also intend to become a manufacturer of precision driveshafts using our driveshaft manufacturing process, which incorporates our S.M.A.R.T. manufacturing technology. Using our manufacturing process, we believe we will be able to manufacture precision driveshafts that are superior in function, quality and reliability to driveshafts manufactured using conventional methods. To date, we have built prototype driveshafts and driveshaft manufacturing equipment for several of our customers. We anticipate that our precision driveshafts will initially be purchased by our customers for use in specialty vehicles (vehicles with annual production under 60,000 units).

Our Industry and Market Opportunity

Our Industry. Automotive original equipment manufacturers (OEMs) are under constant pressure from their customers and competitors to improve the quality and performance of their vehicles. Consumers are demanding increased comfort and performance and a quieter ride in their vehicles. To improve the quality of vehicle handling and fuel efficiency, OEMs are manufacturing vehicles with more rigid frames and suspensions. While this improves handling, greater rigidity in frames and suspensions leads to more pronounced noise, vibration and harshness (NVH), as noise and vibration travel easily through a vehicle with a rigid frame and suspension. Our patented and patent-pending technology incorporated in our assembly and testing equipment identifies product and process anomalies early in our customers’ manufacturing processes, enabling them to correct defects that cause NVH, among other things, in vehicle engines, gear systems and powertrains. Reducing NVH in engines, gear systems and powertrains is a significant component of improving vehicle quality and comfort. While working to meet consumer demands for higher quality vehicles with improved performance, OEMs and suppliers who sell to OEMs, called Tier 1 suppliers, are also focused on reducing manufacturing costs by improving manufacturing efficiency and automating manufacturing processes. In addition, OEMs and Tier 1 suppliers seek to reduce costs associated with warranty claims by manufacturing vehicles whose components are free of defects.

Market Opportunity. Our patented and patent-pending technology has broad practical applications that address our customers’ immediate needs of improving vehicle quality and reducing NVH while at the same time providing a viable means for reducing their manufacturing and warranty costs. In recent years, axle production has increased as sales of rear-wheel drive vehicles, including many SUVs, luxury pickup trucks and luxury sedans, have increased. We estimate that the market for axle testing is approximately $216 million per year in North America, which we believe represents a significant growth opportunity for us. We intend to utilize our specialty testing equipment to become a leading supplier of axle testing services in the automotive industry.

In addition, using our manufacturing process, we believe we will be able to manufacture precision driveshafts for use in specialty vehicles in less time and with fewer workers than conventional manufacturing methods, leading to shortened production cycles and a lower-cost product to our customers. According to CSM Worldwide, an independent production forecasting company specialty vehicles represent approximately 10.6% of automotive production in North America, which represents a significant potential market in North America for our precision driveshaft manufacturing.

Our Competitive Advantages

Using our patented and patent-pending technology, our growth strategy is to become a leading provider of axle testing services and a leading manufacturer of precision driveshafts for specialty vehicles. We believe that the following are among our key competitive advantages:

•	Experienced, Successful Executive Management Team. Our executive management team has significant experience and success in developing new technology, in successfully launching manufacturing operations, in profitably managing manufacturing companies and in developing, implementing and managing effective growth strategies.

•	Significant Investment in and Patent Protection for our Technology. We have 302 patent claims issued in eleven U.S. patents (patent claims are specific intellectual property protected by a patent). Over the past six years, we have invested approximately $9.4 million in research and development to further develop and improve the technology and other components contained in our assembly and testing equipment and to improve our manufacturing technology.

•	Low-Cost, Higher-Quality Manufacturing. Our patent-pending driveshaft manufacturing process utilizes fully- or semi-automatic operation of our testing equipment combined with efficient design enabling fewer people to operate multiple machines.

•	Technical Expertise. Our 29 engineers have over 500 years of combined experience in designing and developing assembly and testing equipment for the automotive and heavy equipment industries. As a result of this experience, they are highly skilled in operating and maintaining our specialty equipment, in performing testing services and in deriving accurate information to assist our customers in improving their own manufacturing processes.

Additional Considerations

To date, we have not generated significant revenues from providing testing services and we have generated no revenue from manufacturing precision driveshafts in our facility. While we anticipate that providing testing and manufacturing services conducted at our facilities will generate a greater percentage of our revenue in the future, we cannot assure you that our efforts to execute this growth strategy will be successful. In order to implement our growth strategy, we need to devote substantial capital resources to expanding our sales and marketing capabilities, expanding our manufacturing and testing capacity and to working capital and other general corporate purposes. For a forecast of our capital expenditures, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources.” Our ability to meet our foregoing capital requirements will depend significantly on whether we have access to additional borrowing under our credit facility. For a discussion of these and other risks relating to our business and an investment in our common stock, see “Risk Factors” beginning on page 11.

Our Company

Our business was founded in 1993 by Mr. James Juranitch, a mechanical engineer with significant experience and expertise in advanced engineering and research of engines and aircrafts. In October 2003, our predecessor company was purchased by Veri-Tek International Corp., formerly known as Quantum-VeriTek, Inc., a Michigan corporation and an affiliate of Quantum Value Partners, LP, a private equity fund, pursuant to an asset purchase agreement. The general partner of Quantum Value Partners, LP is Quantum Value Management, LLC, a Delaware limited liability company whose members include Michael Azar, our Vice President and Secretary, and Robert Skandalaris. Mr. Skandalaris is the founder, former Chief Executive Officer and current Chairman of Noble International, Ltd., a leading supplier of automotive parts, component assemblies and value-added services to the automotive industry.

As a result of the purchase of our predecessor company, we have a new executive management team. We intend to capitalize on our new management team’s expertise and relationships in the automotive industry to become a provider of axle testing services and manufacturer of precision driveshafts for the automotive industry. Our President, Mr. Todd C. Antenucci, has considerable experience in manufacturing, business development, sales and marketing, and has developed strong relationships with OEMs and Tier 1 suppliers. He previously served as Vice President Business Development at Noble. Mr. David V. Harper, our Vice President and Chief Financial Officer, has extensive experience in managing the financial functions of a publicly-traded manufacturing company and maintains strong banking relationships. Mr. Harper previously served as Vice President and Chief Financial Officer of Noble. Mr. Christopher Morin, our Chairman, also has considerable automotive industry experience and is currently President and CEO of Noble. Mr. Juranitch, our Chief Technology Officer, will continue to have responsibility for the development and refinement of our technology. We believe our executive management team has both the technical expertise and business experience to successfully implement our growth strategy.

Our principal executive offices are located at 50120 Pontiac Trail, Wixom, Michigan 48393, and our telephone number at that address is (248) 560-1000. Our Internet site address is http://www.veri-tek.com. Any information that is included on or linked to our Internet site is not a part of this prospectus.

References in this prospectus to “Veri-Tek,” “we,” “our” and “us” mean Veri-Tek International, Corp. and its predecessor company.

The Offering

Shares offered by Veri-Tek	2,500,000 shares

Shares outstanding after the offering	6,695,900 shares (1)

Use of proceeds	We intend to use the net proceeds of this offering to expand our sales and marketing capabilities and to expand our manufacturing and testing capacity and for general corporate purposes, including working capital and capital expenditures. Until we use the proceeds for these purposes, we will use them to reduce borrowings under our credit facility. See “Use of Proceeds”.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the shares.

Proposed American Stock Exchange symbol	“VCC”

(1)	Includes 1,195,900 shares issuable upon conversion of our subordinated debt into shares of our common stock upon the closing of this offering.

The number of shares of common stock outstanding after the offering excludes 350,000 shares reserved for issuance under our 2004 Equity Incentive Plan, of which no options to purchase shares have been granted (see “2004 Equity Incentive Plan”).

Except as otherwise noted, all information in this prospectus assumes:

•	the conversion of our subordinated debt into 1,195,900 shares of our common stock upon the closing of this offering; and

•	no exercise of the underwriter’s overallotment option.

Summary Financial Data

The following summary financial information should be read in conjunction with our financial statements and the related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The summary financial information as of the years ended December 31, 1999 and 2000 and for the nine months ended September 30, 2004 and September 30, 2003 have been derived from our unaudited financial statements which, in the opinion of management, reflect all adjustments necessary to present fairly, in accordance with accounting principles generally accepted in the United States, the information for those periods. Veri-Tek, as it existed prior to the October 31, 2003 acquisition by Quantum-Veri Tek, Inc. is referred to as “Predecessor.” Veri-Tek, as it existed on and after October 31, 2003 is referred to as “Successor.” For presentation and comparative purposes, the following chart assumes shares outstanding of 3,000,000 for all periods presented.

	Predecessor					Successor	Combined	Predecessor	Successor
	Year Ended December 31,				Period from January 1- October 31, 2003	Period from November 1- December 31, 2003	Year Ended December 31, 2003 (4)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	1999	2000	2001	2002
	(unaudited)	(unaudited)					(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Revenue	$6,174	$9,902	$12,488	$6,263	$7,420	$967	$8,387	$6,633	$6,517

Cost of sales	2,290	4,962	7,337	2,281	3,499	660	4,159	3,174	4,821

Gross margin	3,884	4,940	5,151	3,982	3,921	307	4,228	3,459	1,696

Research and development expenses	472	1,005	1,253	1,843	1,248	394	1,642	1,123	1,166
Selling, general and adminstrative expenses	1,788	1,673	1,720	1,855	1,609	324	1,933	1,238	1,636

Operating profit (loss)	1,624	2,262	2,178	284	1,064	(411)	653	1,098	(1,106)

Other income (expense)
Interest expense, net	(392)	(418)	(381)	(235)	(194)	(232)	(426)	(169)	(1,137)
Loss on disposal of assets	—	—	(126)	—	—	—	—	—	—

Total other income (expense)	(392)	(418)	(507)	(235)	(194)	(232)	(426)	(169)	(1,137)

Earnings (Loss) before taxes	1,232	1,844	1,671	49	870	(643)	227	929	(2,243)

Income tax expense (benefit)(1)	—	—	—	—	—	(218)	(218)	—	(776)

Net income (loss)	$1,232	$1,844	$1,671	$49	$870	$(425)	$445	$929	$(1,467)

Basic and Diluted earnings per share	$0.41	$0.62	$0.58	$0.02	$0.29	$(0.14)	$0.15	$0.31	$(0.49)
Shares used to calculate basic and diluted earnings per share	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

EBITDA(2)	$1,688	$2,339	$2,299	$368	$1,123	$(401)	$722	$1,152	$(1,029)

Cash flow provided by (used in):
Operations	$110	$(80)	$265	$2,292	$(153)	$(545)	$(698)	$(32)	$(3,871)
Investing activities	(64)	(182)	(225)	(235)	(79)	(6,003)	(6,082)	(74)	(210)
Financing activities(3)	(61)	258	(37)	(2,050)	221	6,548	6,769	96	4,091

Consolidated Balance Sheet Data:

Cash and cash equivalents	$4	$—	$3	$11	$—	$—		$—	$—

Working capital	1,095	1,316	1,921	746	1,100	716		1,537	(734)

Total Assets	5,158	7,214	7,517	5,461	6,623	11,389		6,777	15,373

Long-term obligations, net of current portion	2,098	1,534	1,522	1,511	1,504	6,100		1,505	7,058

Shareholders equity (deficiency)	(710)	178	817	(196)	184	(325)		621	(1,793)

(1)	The predecessor company was a subchapter S corporation and therefore did not record income tax expense or benefit.
(2)	EBITDA consists of net income plus interest expense, plus income tax provision plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is a widely accepted financial indicator of a company’s ability to service its debt;

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and depreciation and amortization of our property and equipment.

Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and depreciation and amortization of our property and equipment; and

•	in presentations to the members of our board to enable our board to have the same consistent basis for measuring operating performance used by management. The following reconciles net income to EBITDA:

	Year Ended December 31,				January 1- October 31, 2003	November 1- December 31, 2003	Year Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	1999	2000	2001	2002
	(Dollars in thousands except per share data)
Net Income	$1,232	$1,844	$1,671	$49	$870	$(425)	$445	$929	$(1,467)
Income Taxes	—	—	—	—	—	(218)	(218)	—	(776)
Interest	392	418	381	235	194	232	426	169	1,137
Depreciation and Amortization	64	77	247	84	59	10	69	54	67

EBITDA	$1,688	$2,339	$2,299	$368	$1,123	$(401)	$722	$1,152	$(1,029)

(3)	The predecessor company was a subchapter S corporation. Cash flow from financing activities includes distributions to the shareholder of the predecessor company.
(4)	The combined financial information presented represents the sum of the January 1, 2003 through October 31, 2003 period for the predecessor company and the November 1, 2003 through December 31, 2003 period for the successor company. No adjustments have been made to this data.

The following pro forma presentations for the year ended December 31, 2003 and the nine months ended September 30, 2004 assume that this offering was consummated on January 1, 2003 and January 1, 2004, respectively, and that our subordinated debt was converted into shares of our common stock as of such dates.

Proforma Income Statement Adjustments

The proforma income statement adjustments are as follows, in thousands:

Description:	As of 12/31/03	As of 9/30/04	Explanation:
Decrease in interest expense	$426	$1,137	Net proceeds of $13,350 eliminates all borrowing and the conversion of our subordinated debt in 2003 and 2004.

Increase in tax expense or decrease in benefit	$447	$389	Elimination of interest increased earnings in 2003 and 2004 and the assumption of “C” corporation status for all of 2003.
Proforma Condensed Balance Sheet Adjustments The proforma balance sheet adjustments include the following adjustments, in thousands:
Description:	As of 12/31/03	As of 9/30/04	Explanation:
Increase in cash and cash equivalent	$8,843	$4,706	Net proceeds after the repayment of credit facility balances in 2003 and 2004, and the use of cash from this offering to fund operations.

Decrease in deferred tax asset	$218	$389	Impact of interest reduction on earnings.

Increase in taxes payable	$229	$0	Impact of interest reduction and assumption of “C” corporation status for all of 2003.

Decrease in total debt	$10,833	$15,882	Elimination of debt through the use of proceeds from this offering in

Description:	As of 12/31/03	As of 9/30/04	Explanation:
			2003 and 2004 and the conversion of $5,900 and $6,100 of subordinated debt into our common stock in 2003 and 2004, respectively.

Increase in stockholder’s equity	$19,229	$20,198	Increase due to conversion of $5,900 and $6,100 of subordinated debt into our common stock in 2003 and 2004, respectively, expected net proceeds of $13,350 from this offering, and decreased retained earnings of $21 in 2003 and increase of $748 in 2004 as a result of the income statement adjustments.

The proforma financial information is presented for illustrative purposes only and does not purport to represent what our results of operations actually would have been if this offering had occurred as of the dates indicated or what our results will be in any future period.

	Combined	Combined	Successor	Successor
	Year Ended December 31, 2003	Pro Forma Year Ended December 31, 2003	Nine-Months Ended September 30, 2004	Pro Forma Nine-Months Ended September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$8,387	$8,387	$6,517	$6,517

Cost of sales	4,159	4,159	4,821	4,821

Gross margin	4,228	4,228	1,696	1,696

Research and development expenses	1,642	1,642	1,166	1,166
Selling, general and administrative expenses	1,933	1,933	1,636	1,636

Operating profit (loss)	653	653	(1,106)	(1,106)

Other income (expense)
Interest expense, net	(426)	—	(1,137)	—
Loss on disposal of assets	—		—	—

Total other income (expense)	(426)	—	(1,137)	—

Earnings (Loss) before taxes	227	653	(2,243)	(1,106)

Income tax expense (benefit)	(218)	229	(776)	(387)

Net income (loss)	$445	$424	$(1,467)	$(719)

EBITDA	$722	$722	$(1,029)	$(1,029)

Condensed Balance Sheet Data:

Cash and Cash equivalents	$—	$8,843	$—	$4,706
Working capital	716	14,064	(734)	12,778
Total assets	11,389	20,014	15,373	19,690
Total debt, long and short term	10,833	—	15,822	—
Shareholders equity (deficiency)	(325)	18,904	(1,793)	18,405

RISK FACTORS

An investment in our stock involves a high degree of risk. You should carefully consider the risks described below, together with all of the other information contained in this prospectus, before you decide to buy our stock. If any of the following risks actually occur, our business, financial condition or results of operations could be materially and adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our stock and the loss of all or part of your investment.

Risks Related to Our Operations

Because we have no substantial history of manufacturing precision driveshafts, we cannot be certain that efforts to enter this new market will be successful.

While we anticipate leveraging our technology to become a leading manufacturer of precision driveshafts for specialty vehicles in the near future, we have not yet manufactured precision driveshafts for our customers beyond limited production of prototype models. While we expect that our executives’ experience in the automotive industry will help facilitate our entry into the market for increased precision driveshaft manufacturing operations, we cannot be certain that efforts to grow our precision driveshaft manufacturing business will be successful. In addition, the ability to manage our overall anticipated growth will depend on the ability of our management team to work together effectively, and we will need to add operations, quality control and logistics personnel who will all require substantial training and effective management. If we are unable to successfully manage our anticipated growth or improve our operations capabilities, our financial results or business prospects could be harmed.

Upon increasing our precision driveshaft output, we will also be exposed to greater risks of price increases and periodic delays in the delivery of components and raw materials necessary for our precision driveshaft manufacturing process. Fluctuations in the prices of such components and materials, or delays in the delivery of such components and materials by our suppliers, could impair our ability to market and sell precision driveshafts, which in turn may adversely affect our business, financial condition and results of operations. To reduce our immediate exposure, we will continue to market and attempt to fulfill low volume orders that require minimum amounts of components and raw materials.

If we are unable to manage our anticipated growth effectively, our business could be harmed.

If we fail to manage our growth, our financial results and business prospects may be harmed. To manage our growth and to execute our business plan efficiently, we will need to institute operational, financial and management controls, as well as reporting systems and procedures. We also must effectively expand, train and manage our employee base. We cannot assure you we will be successful in any of these endeavors.

Because we have not generated significant revenue from our testing services, you have a limited amount of information to value our business prospects for our testing services.

While we have designed, developed, produced and marketed assembly and testing equipment to the automotive and heavy equipment industries since 1993, our experience primarily has been limited to developing and producing such equipment specifically for an individual customer for use in such customer’s facility. We anticipate that testing services conducted at our facilities will generate a greater percentage of our revenue in the future, but we cannot assure you that our efforts to increase our revenues from sales of testing services will be successful. For example:

•	our customers may choose to test their axles internally rather than outsourcing their testing needs to us; and

•	providing testing services at our facilities involves transporting our customers’ axles during the production process, which may not meet the production schedule requirements of our customers.

The occurrence of one or more of the foregoing events, could result in our inability to commercialize our testing services, which would cause adverse effects to our business, results of operations and financial condition.

Furthermore, because we have not generated significant revenue from sales of testing services to date, we have limited financial, operational and manufacturing data that you can use to evaluate our business prospects for providing testing services. Any evaluation of our business prospects for our testing services must be considered in light of our limited history of selling testing services directly to our customers.

We may need to raise additional funds in order to finance the commercialization of our testing services and manufacturing operations, which if unavailable to us, would force us to delay, reduce or eliminate our commercialization efforts.

We currently lack the resources and capacity to manufacture driveshafts or to provide testing services on a commercial scale. At September 30, 2004, we had no cash, cash equivalents or marketable securities. We will use a substantial portion of the net proceeds of this offering to reduce the outstanding balance under our revolving credit facility. We believe that the resulting borrowing capacity under our credit facility plus revenues from the sale of our testing equipment and testing services and from manufacturing precision driveshafts will be sufficient to fund our liquidity requirements through the end of 2006. If we cannot generate a sufficient amount of revenue from our operations or if we are unable to borrow additional funds under our credit facility, we will need to finance our future cash needs through public or private equity offerings or debt financings. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our commercialization efforts. To the extent that we raise additional funds by issuing equity securities, our shareholders may experience additional dilution, and debt financing, if available, may involve restrictive covenants.

If we are unable to access additional borrowings under our credit facility, we will not be able to implement our business plan.

Our new credit facility with Comerica Bank for an $8.0 million revolving line of credit will replace our existing credit facility and have a two-year term. The closing of our new credit facility is contingent upon the closing of this offering, among other things. We will be required by the terms of our new credit facility to use all the net proceeds from this offering to reduce the balance under our current credit facility. Our new credit facility contains financial covenants that limit our ability to borrow based on the amount of our tangible net worth. If we are unable to access additional borrowings under our credit facility, we would face significant operating and financial constraints, which would cause adverse effects on our business, results of operations and financial condition. These effects could include the inability to fund operations and to implement our business plan.

We have a significant amount of outstanding indebtedness, which reduces the cash available to finance our growth.

In order to finance our operations, including costs related to the purchase of our company by Quantum-Veritek, Inc. pursuant to an asset purchase agreement in October 2003, we have incurred substantial indebtedness. As of September 30, 2004, our total indebtedness, including current maturities, was $15.9 million, and we had the ability to borrow an additional $0.5 million under our credit facility. Our credit facility currently provides for borrowings up to $9.3 million. The remainder of our debt is in the form of 20% subordinated debt due 2008, which will be converted to 1,195,900 shares of our common stock upon the closing of this offering. Our credit facility is secured by substantially all of our assets. Our business is subject to all of the risks associated with substantial leverage, including the risk that available cash may not be adequate to make required payments. Our ability to satisfy outstanding debt obligations from cash flow will be dependent upon our future performance and will be subject to financial, business and other factors, many of which may be beyond our control. In addition, our existing and proposed credit facilities contain certain financial and other covenants that include, but are not limited to, limitations on consolidations, mergers and sales of assets and limitations on borrowings based on the amount of our tangible net worth. In the event that we do not have sufficient cash resources to satisfy our financial obligations or upon the occurrence of any other event of default, any and all outstanding borrowings could become immediately due and payable which would cause adverse effects upon our business. These effects could include the inability to fund operations, inability to pursue or complete business acquisitions and cross-defaults of other borrowings. Our indebtedness could:

•	make us more vulnerable to unfavorable economic conditions;

•	limit our ability to obtain additional financing to fund future working capital, capital expenditures, strategic acquisitions, alliances and partnerships and other general corporate requirements; and

•	require us to designate a large portion of our cash flow from operations to making payments on our indebtedness, which would prevent us from using it for other purposes.

In addition, interest rates on borrowings under our credit facility fluctuate based upon changes in various base interest rates. An adverse change in the base rates upon which our interest rate is determined could have a material adverse effect on our financial position, results of operations and cash flows by materially increasing our interest expense.

If we are unable to protect our licenses, patents and proprietary rights in the United States and foreign countries, our business could be harmed because third parties may take advantage of our research and development efforts.

We have eleven issued United States patents covering our manufacturing processes and their use, and we have been issued numerous patent claims in these patents for gear testing, precision presses, engine assembly and axle testing. We have many more patent claims in pending patent applications filed in the United States and foreign countries for precision balances, driveshaft manufacturing, engine assembly and gear rollers. Our success depends in part on our ability to obtain and maintain patent and other proprietary right protection for our technologies and products in the United States and other countries. If we are unable to obtain, protect and enforce these protections, we may not be able to prevent third parties from using our proprietary rights.

We also have several patent applications pending in the United States as well as foreign countries regarding manufacturing technology. These pending patents may not be issued, and we can not assure you that any patents we do obtain as a result of our pending patent applications will provide a basis for commercially viable products or will provide any competitive advantages for our existing products and services. Furthermore, the laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and we may encounter significant problems and costs in protecting our proprietary rights in these foreign countries.

Our patent protection involves complex legal and technical questions. Our patents and those patents for which we have license rights may be challenged, narrowed, invalidated or circumvented. We may be able to protect our proprietary rights from infringement by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. Despite our efforts to protect our proprietary rights, our trade secret-protected know-how could fall into the public domain, and unauthorized parties may copy aspects of our products and obtain and use information that we regard as proprietary. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. Litigation or other proceedings to defend or enforce our intellectual property rights could require us to spend significant time and money and could otherwise adversely affect our business.

Our business is dependent on our key executives; however, we do not maintain employment agreements with all of our executives, and the loss of any of these individuals could have a material adverse effect on our results of operations and business.

Our operations are dependent upon our ability to attract and retain qualified employees in the areas of engineering, operations and management, and are greatly influenced by the efforts and abilities of James Juranitch, our Chief Technology Officer, Todd C. Antenucci, our President and David V. Harper, our Vice President and Chief Financial Officer. We cannot assure you, however, that we will be able to retain our key executives. We have entered into a one-year, renewable employment agreement with Mr. Juranitch. We have not entered into employment agreements with Mr. Antenucci or Mr. Harper, and neither Mr. Antenucci nor Mr. Harper are bound by covenants not to compete with us. Competition to retain our key personnel and attract qualified individuals from other companies, including our competitors and companies in technology-related industries, is intense. If we lose the services of our key personnel, or are unable to attract new, qualified personnel, our financial results or business prospects may be harmed.

Other companies might claim that we infringe their intellectual property rights, which could cause us to incur significant expenses or prevent us from selling our technology.

Although we are not aware of any claims that we infringe anyone’s intellectual property rights, our success depends, in part, on our ability to operate without infringing valid, enforceable patents or proprietary rights of third parties or breaching any licenses that may relate to our technology and products. Future patents issued to third parties, however, could contain claims that conflict with our patents and that compete with our products and technologies, and third parties could assert infringement claims against us. Any litigation or interference proceedings, regardless of their outcome, may be costly and may require significant time and attention of our management and technical personnel. Litigation or interference proceedings could also force us to:

•	stop or delay using our technology;

•	stop or delay our customers from selling, manufacturing or using products that incorporate the challenged intellectual property;

•	pay damages; or

•	enter into licensing or royalty agreements that may be unavailable on acceptable terms.

Any of these events could have adverse effects on our results of operations and could be damaging to our business.

Revenues generated from sales in one of our key businesses may negatively impact sales in other lines of our business, which may materially and adversely affect our operations.

Customers that purchase our specialty equipment are able to conduct the same testing functions and manufacture similar precision driveshafts that we will market to such customers in the future. Although we believe that providing testing services and manufacturing precision driveshafts for these customers will help reduce their staffing and training costs, as well as reduce the time and expenses associated with operating and maintaining the specialty equipment on their own facilities, these customers may not order testing services or precision driveshafts from us in the future, which may materially and adversely affect our operations.

In addition, certain customers of our specialty equipment and testing services also manufacture driveshafts that are sold to the same OEMs to whom we will market our precision driveshafts in the near future. Because we may be perceived by these customers as a potential competitor in the driveshaft market, their orders for specialty equipment and testing services could decline, which may adversely affect our business, results of operations and financial condition.

Because we depend on a limited number of customers, the loss or insolvency of any significant customer could cause a significant decline in our revenue and net income

Three customers accounted for 90%, 85% and 86% of our revenue in 2002, 2003 and for the nine months ended September 30, 2004, respectively. Although we intend to add customers as we grow our business, the loss of any significant customer will have material adverse effects on our results of operations and business.

In addition, our sales are highly concentrated among a few major OEMs and automotive suppliers, particularly Visteon Corporation (which accounted for 48% of our revenue in the nine months ended September 30, 2004). We expect that sales to automotive customers will continue to represent a significant percentage of our revenue for the foreseeable future. As is typical in the automotive supply industry, we have no long-term contracts with any of our customers. There is substantial and continuing pressure from the major OEMs and Tier 1 suppliers to reduce costs while improving product quality. If our manufacturing processes and testing services do not generate sufficient production quality at cost savings for our customers, our revenues and net income could significantly decline.

We may not be able to timely or successfully launch our products, which could have a material adverse effect on our results of operations and business.

In order to further the development of our precision driveshafts, as well as increase our existing sales of testing services and specialty equipment, we will depend on close relationships with our customers and their willingness to share proprietary information about their requirements and participate in collaborative efforts with us. We cannot assure you that our customers will provide us with timely access to such information. As a result, we may fail to successfully provide such products and testing services on a timely basis, which would result in a material adverse effect on our results of operations and business.

We may be unable to effectively respond to technological change, which could have a material adverse effect on our results of operations and business.

The market for our products is characterized by rapidly changing technology. Our future success will depend upon our ability to enhance our current products and to develop and introduce new products that keep pace with technological developments and evolving industry standards and respond to changes in customer requirements. If we fail to anticipate or respond adequately to technological developments and customer requirements, or experience significant delays in product development or introduction, our business, results of operations and financial condition will be negatively affected.

Our operating results may fluctuate because we operate primarily in the automotive industry, which is cyclical and seasonal.

If we are successful in implementing our business plan, sales that we generate from testing services and precision driveshafts will be directly related to domestic automotive production, which is itself cyclical and dependent on general economic conditions, consumer spending and other factors. As a result, economic factors adversely affecting automotive production, in general and consumer spending could adversely impact our business. Furthermore, sales of our axle testing services will depend on continued consumer demand for rear-wheel drive vehicles, including SUVs, luxury pickup trucks and luxury sedans. There is no assurance that positive trends in sales of these vehicles will continue. A decrease in consumer demand for these vehicles could have a material adverse effect on our business. In addition, the automotive component supply industry is somewhat seasonal. Our need for continued significant expenditures for capital equipment purchases, equipment development and ongoing product and manufacturing improvement and support, among other factors, make it difficult for us to reduce operating expenses in a particular period if our forecasts for such period are not met, because a substantial component of our operating expenses are fixed costs.

Future work stoppages affecting our customers could adversely affect our results of operations and business.

Substantially all of the hourly employees of our OEM and Tier 1 supplier customers are represented by labor unions and work pursuant to collective bargaining agreements. The failure of any of our significant customers to reach agreement with a labor union on a timely basis, resulting in either a work stoppage or strike, could have a material adverse effect on our results of operations and business.

We may face substantial competition from competitors who may have superior resources, including our current and potential customers who may decide to manufacture all of their products and perform all of their testing services internally, which could place us at a competitive disadvantage.

The automotive supply industry is highly competitive with a number of other manufacturers that produce competitive products. Quality, delivery and price, as well as technological innovation, are the primary elements of competition. There can be no assurance that our products will compete successfully with those of our competitors. Certain of our competitors are more diversified than we are and have greater access to financial resources than we do. There can be no assurance that our business will not be adversely affected by increased competition or that we will be able to maintain our profitability if the competitive environment changes. Further, we face competition from the manufacturing operations of our current and potential customers, who are continually evaluating the merits of manufacturing products and performing testing internally against the advantages of outsourcing to suppliers, such as us.

We will face an inherent risk of product liability exposure.

Although we anticipate producing precision driveshafts that will meet or exceed our customers’ specifications, we cannot assure you that material product liability losses will not occur in the future if the failure one of our driveshafts results in personal injury or death. In addition, if any of our driveshafts prove to be defective, we may be required to participate in a recall. Prior to commencing our precision driveshaft manufacturing operations, we intend to obtain insurance against product liability claims, but we cannot assure you that such coverage will be adequate and will continue to be available to us on acceptable terms or at all. A successful claim brought against us in excess of available insurance coverage or a requirement to participate in any product recall could have a material adverse effect on our business.

We dedicate considerable resources to research and development activities.

We make significant investments in research and development activities to develop new products and improve the technologies in our existing products. There can be no assurance, however, that our research and development efforts will result in new or improved products or improve the technologies in our existing products.

We face risks relating to future acquisitions.

We may make acquisitions in the future in order to enable us to expand into new geographic markets, add new customers, provide new products, expand manufacturing and service capabilities or increase penetration with existing customers. Integration of any future acquisitions may place a strain upon our managerial and financial resources, including diversion of management’s attention to the assimilation of the acquired business and our assumption of potential liabilities of the acquired businesses. Realization of the full benefits of our acquisitions will require:

•	the integration of administrative, finance, purchasing, engineering, sales and marketing organizations;

•	the coordination of production efforts; and

•	the implementation of appropriate operational, financial and management systems and controls.

We cannot assure you that we will be able to integrate these operations successfully. Failure to successfully integrate an acquired business could result in material adverse effects on our results of operations and financial condition, failure to realize expected earnings contributions and diversion of senior management’s attention from other important matters.

We are subject to the potential risks associated with international operations that could adversely affect our business.

We do not have international operations at this time, but we do have foreign customers and foreign final destinations for our specialty equipment. If we establish international operations involving our manufacturing or testing operations and continue to deliver equipment to foreign destinations we may be subject to fluctuations in currency exchange rates, compliance with local laws and other regulatory requirements, restrictions on the repatriation of funds, inflationary conditions, political and economic instability, war or other hostilities, inconsistent tax structures and expropriation or nationalization of assets. The inability to effectively manage these and other risks could adversely affect our results of operations, financial condition and business.

Risks Relating to our Common Stock and the Offering

We will have broad discretion in how we use our borrowing capacity that will likely increase following this offering.

We are required to use the net proceeds from this offering to reduce the outstanding balance under our credit facility. This will increase our borrowing capacity, which we intend to use for general corporate purposes, including working capital and capital expenditures. Our management has not designated a specific use for a substantial portion of the funds that will be available to us under our credit facility following the offering and will have broad discretion over their use. Our management may allocate these funds differently than investors in this offering would have preferred, or we may not maximize our return on the net proceeds.

You will suffer immediate and substantial dilution as a result of this offering.

The estimated initial public offering price of our common stock will be substantially higher than the net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate and substantial dilution. Additional dilution may be incurred to investors in this offering if stock options or warrants that may be subsequently granted are exercised. For a detailed description of the dilution effects of this offering, see “Dilution.”

Our principal shareholders, executive officers and directors will continue to hold a significant percentage of our common stock after this offering, and these shareholders may take actions that may be adverse to your interests.

Our executive officers and directors and entities affiliated with them will beneficially own, in the aggregate, approximately 60% of our common stock following this offering. As a result, these shareholders, acting together, will be able to significantly influence all matters requiring shareholder approval, including the election and removal of directors and approval of significant corporate transactions such as mergers, consolidations and sales of assets. They also could dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control or impeding a merger or consolidation, takeover or other business combination, which could cause the market price of our common stock to fall or prevent you from receiving a premium in such a transaction.

The price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the initial public offering price.

Before this offering, there has been no public market for our common stock. An active trading market for our common stock may not develop or be sustained following this offering. You may not be able to sell your shares quickly or above the initial market price if trading in our stock is not active. Furthermore, the market price of our common stock may decline below the price you paid for your shares. The initial public offering price for the shares will be determined by negotiations between us and the underwriter and may not be indicative of prices that will prevail in the trading market.

The trading price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:

•	the degree to which we successfully implement our business strategy;

•	actual or anticipated variations in quarterly or annual operating results;

•	changes in recommendations by the investment community or in their estimates of our revenues or operating results;

•	speculation in the press or investment community;

•	strategic actions by our competitors;

•	announcements of technological innovations or new products by us or our competitors; and

•	changes in business conditions affecting us and our customers.

The market prices of securities of companies without consistent product revenues and earnings, have been highly volatile and are likely to remain highly volatile in the future. This volatility has often been unrelated to the operating performance of these companies. In the past, following periods of volatility in the market price of a company’s securities, class action litigation has often been brought against the company. If a securities class action suit is filed against us, whether or not meritorious, we would incur substantial legal fees and our management’s attention and resources would be diverted from operating our business in order to respond to the litigation.

Future sales of our common stock could depress our stock price.

Sales of a large number of shares of our common stock, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in additional stock offerings. In connection with this offering, we, along with our officers, directors and shareholders have agreed not to sell or transfer any shares of Veri-Tek common stock for 270 days after the date of this prospectus without the underwriter’s consent. Anderson & Strudwick may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this 270-day period. After these agreements expire, approximately 6,695,900 shares will be eligible for sale in the public market, subject to applicable volume limitations and other restrictions set forth in Rule 144 under the Securities Act.

Antitakeover provisions of our Articles of Incorporation and Amended and Restated Bylaws and provisions of Michigan law could delay or prevent a change of control that you may favor.

Our Articles of Incorporation and Amended and Restated Bylaws and Michigan law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to you. These provisions could discourage potential takeover attempts and could adversely affect the market price of our shares. Because of these provisions, you might not be able to receive a premium on your investment. These provisions:

•	authorize our board of directors, with approval by a majority of our independent directors but without requiring shareholder consent, to issue shares of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares and prevent a takeover attempt;

•	limit our shareholders’ ability to call a special meeting of our shareholders; and

•	limit our shareholders’ ability to amend, alter or repeal our bylaws;

Any of the provisions described above could delay or make more difficult transactions involving a change in control of us or our management.

We will incur additional costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the SEC and the American Stock Exchange, have required changes in corporate governance practices of public companies. Compliance with these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. These new rules and regulations may also make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

We have made statements in this prospectus, including under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Conditions and Results of Operations,” “Business” and elsewhere that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “will,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

Examples of forward-looking statements include (1) projections of revenue, earnings, capital structure and other financial items, (2) statements of our plans and objectives, (3) statements regarding the capabilities and capacities of our business operations, (4) statements of expected future economic performance and (5) assumptions underlying statements regarding us or our business.

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. We discuss many of these risks under the heading “Risk Factors” above. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

HISTORY OF THE COMPANY

Our business was founded in 1993 by Mr. James Juranitch, a mechanical engineer with significant experience and expertise in advanced engineering and research of engines and aircrafts. In October 2003, our predecessor company was purchased by Quantum-VeriTek, Inc., an affiliate of Quantum Value Partners, LP, a private equity fund, pursuant to an asset purchase agreement. Quantum-Veritek was formed to purchase the assets of Veri-Tek International Corp. Quantum Veri-Tek was owned by Jim Juranitch and Quantum Value Partners, LP. Quantum-Veritek Inc. purchased substantially all of the assets and assumed substantially all of the liabilities of Veri-Tek International Corp. for a purchase price of $6 million cash plus the aggregate sum of the assumed liabilities, subject to adjustment by the aggregate amount of any of Veri-Tek International Corp.’s bank borrowings used to reduce the balance of its loan from Mr. Juranitch. Quantum Value Partners, LP loaned Quantum-Veritek, Inc. $5.9 million pursuant to a subordinated note, the proceeds of which were used to purchase the assets of Veri-Tek International Corp. For a discusssion of the terms and conditions of the subordinated note, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation – Liquidity and Capital Resources.” Subsequent to the purchase of the assets of Veri-Tek International Corp., Veri-Tek International Corp. changed its name to JCJ International, Inc. and Quantum-Veritek, Inc. changed its name to Veri-Tek International Corp.

As a result of the above-described transaction, we have a new executive management team. Our new executives bring a new focus and direction to our company and are, we believe, highly qualified to successfully execute our growth strategy of becoming a leading provider of testing services and a leading manufacturer of precision driveshafts for specialty vehicles.

Mr. Juranitch, our Chief Technology Officer, is responsible for the development and refinement of our technology. He founded our company in 1993, having previously founded Power-Tek Inc., a manufacturer of engine development test cells and products. Mr. Juranitch has significant engineering experience, having held various engineering and development positions at Pratt & Whitney, a division of United Technologies Corporation, and Dresser Industries, Inc.

Mr. Todd C. Antenucci, our President, has considerable experience in manufacturing, business development and sales and marketing. With 27 years of experience in the automotive industry, he has developed strong relationships with OEMs and Tier 1 suppliers. Mr. Antenucci has a track record of successfully commercializing new technology. He has successfully promoted the acceptance of new products and new technology in the automotive industry by clearly describing new technology to customers and explaining how that new technology can solve problems faced by those customers. While holding various positions within the sales and technology development areas of Noble International, Ltd., a leading supplier of automotive parts, component assemblies and value-added services to the automotive industry, Mr. Antenucci was instrumental in promoting the acceptance of Noble’s laser-welding technology and its product, laser-welded blanks, in the automotive industry. During his tenure with Noble from 1990 to 2004, annual sales of Noble’s laser-welded blanks grew from approximately $1 million to approximately $330 million. As the Vice President of Business Development at Noble, he managed Noble’s existing customer relationships and was responsible for program management and engineering. In overseeing program management and engineering, Mr. Antenucci was responsible for developing acceptance and utilization of Noble’s product, obtaining orders from customers and implementing advanced production quality planning to deliver the finished product, including developing product prototypes, tooling, procuring components, machine building and manufacturing.

Mr. David V. Harper, our Vice President and Chief Financial Officer, has extensive experience in managing the financial and treasury functions of a publicly-traded manufacturing company. He also has established banking relationships. Before joining our company, Mr. Harper was the Vice President of Quantum Value Partners, LP from 2003 to 2004. Mr. Harper also served as Vice President and Chief Financial Officer of Noble International, Ltd. from 2000 to 2003. Mr. Harper previously served as the Co-Chief Executive and Chief Financial Officer of Moore Medical Corporation, a distributor of medical products, and as divisional Senior Vice President & Chief Financial Officer of Primedia, Inc., a leading publishing concern. He has also held various management positions with United Technologies Corporation, Business Expansion Capital Corporation and International Dairy Queen, Inc.

Mr. Christopher Morin, our Chairman, also has considerable automotive industry experience and is currently President and CEO of Noble International, Ltd. He has been with Noble since 1997, previously serving as Noble’s Chief Operating Officer. Before joining Noble in 1997, Mr. Morin was the Chief Operating Officer of Talon Automotive Group LLC, a privately held automotive supplier.

USE OF PROCEEDS

The proceeds we will receive after deducting underwriting discounts and estimated offering expenses from the offering are estimated at $13.35 million based on an assumed initial public offering price of $6.00 per share (the midpoint of the expected price range). If the underwriter’s overallotment option is exercised in full, we estimate our net proceeds will be approximately $15.44 million.

The principal purposes of this offering are to raise funds, create a public market for our common stock, facilitate our future access to the public capital markets and increase our visibility. Our current and proposed credit facilities require that we use the net proceeds of this offering to reduce the outstanding balance under those facilities, which was $7.2 million as of September 30, 2004. Our current credit facility is a demand note with no maturity date; bore interest at an effective rate of 4.1% for the nine months ended September 30, 2004; and has been utilized for our general corporate purposes, including working capital. Effective with the closing of this offering, our current credit facility will be replaced by our new credit facility under which we may make borrowings and repayments for two years following the closing of this offering.

Reducing the outstanding balance under our credit facility will increase our borrowing capacity, which we will use as needed to implement our intended business plan, including:

•	approximately $1.0 to expand our sales and marketing capabilities;

•	approximately $6.6 to expand our manufacturing capacity; and

•	approximately $3.6 to expand our capacity to provide testing services.

We believe that the net proceeds of this offering and cash flow from our operations, together with additional availability under our credit facility, will be sufficient to meet our projected operating requirements through the end of 2006.

The amounts and timing of these expenditures will vary depending on a number of factors, including the amount of cash generated or used by our operations, competitive and technological developments and the rate of growth, if any, of our business. We may also use a portion of the net proceeds to acquire additional businesses, services, products or technologies or invest in additional businesses that we believe will complement our current or future business. We have no specific plans, agreements or commitments to do so, however, and are not currently engaged in any negotiations for any acquisition or investment. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. After reducing the balance of our credit facility and pending the uses described above, we will invest the remaining net proceeds of this offering in cash, cash-equivalents, money market funds or short-term interest-bearing, investment-grade securities to the extent consistent with applicable regulations. We cannot predict whether the proceeds will be invested to yield a favorable return.

DIVIDEND POLICY

At inception, our predecessor company, elected to be treated for federal and state income tax purposes as an S Corporation under Subchapter S of the Internal Revenue Code of 1986, as amended (the “Code”), and comparable state laws. As a result, our earnings, since such initial election, were included in the taxable income of our shareholders for federal and state income tax purposes, and we were not subject to income tax on such earnings, other than franchise and net worth taxes. Since October 2003, Veri-Tek International Corp., in connection with the acquisition of our company, has been treated for federal and state income tax purposes as a corporation under Subchapter C of the Code and is subject to state and federal income taxes. By reason of our treatment as an S Corporation for federal and state income tax purposes, we, since inception, have provided to our shareholders funds for the payment of income taxes on our earnings. We declared distributions relating to our S Corporation status of approximately $1.1 million in 2002 and $0.5 million in 2003. Since the acquisition of our company in October 2003, earnings have been retained in the operations of our business. Except as described above, we have not declared or paid any cash dividends on our common shares. Our board of directors has sole discretion to pay cash dividends based on our financial condition, results of operation, capital requirements, contractual obligations and other relevant factors. Our current policy is to retain all of our earnings to finance the growth and development of our business. Consequently, we do not anticipate paying cash dividends on our common shares in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the conversion of our subordinated debt on October 30, 2004 into 1,195,900 shares of our common stock, which will be effective upon the consummation of this offering;

•	on a pro forma, as adjusted basis giving effect to the sale of all of the shares of common stock in this offering at an assumed public offering price of $6.00 per share (the midpoint of the expected price range) and to reflect the application of the proceeds after deducting the estimated underwriting discounts and our estimated offering expenses to repay $7.2 million in principal and accrued interest on our revolving credit facility.

You should read this table in conjunction with our financial statements and related notes appearing elsewhere in this prospectus and “Use of Proceeds” and “Description of Capital Stock”.

	As of September 30, 2004 (in thousands, except share data)
	Actual	Pro Forma	Pro Forma As Adjusted
Revolving Credit Facility	$8,824	$8,824	$

Subordinated Debt	7,058
Convertible Subordinated Debt	—

Stockholders' equity
Common stock, no par value 20,000,000 authorized shares, 3,000,000 shares issued and outstanding actual; 4,195,900 shares issued and outstanding proforma; and 6,695,900 shares issued and outstanding proforma as adjusted	100	7,275		20,625

Retained earnings (deficit)	(1,893)	(1,893)		(1,893)

Total Shareholders' Equity	(1,793)	5,382		18,732

Total Capitalization	$14,089	$14,206		$18,732

The number of shares of common stock outstanding after the offering represented above excludes 350,000 shares reserved for issuance under our 2004 Equity Incentive Plan, under which no awards have been granted.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. We calculate net tangible book value per share by calculating the total assets less intangible assets and total liabilities, and dividing this total by the number of outstanding shares of common stock.

As of September 30, 2004, and after giving effect to (1) the conversion of our subordinated debt into 1,195,900 shares of our common stock upon the closing of this offering and (2) the sale of shares of common stock at an assumed initial public offering price of $6.00 per share (less estimated underwriting discounts and commissions and estimated expenses), our pro forma, as adjusted net tangible book value as of September 30, 2004 would have been $13,935,402, or $2.09 per share. This represents an immediate increase in the pro forma as adjusted net tangible book value of $2.00 per share to existing shareholders and an immediate dilution of $3.91 per share to you, as illustrated in the following table:

Assumed initial public offering price per share		$6.00
Pro forma net tangible book value (deficit) per share at September 30, 2004	$0.09
Increase per share attributable to new investors	$2.00

Pro forma net tangible book value per share after this offering		$2.09

Dilution per share to new investors		$3.91

The following table shows on a pro forma, as adjusted basis at September 30, 2004, the total number of shares of common stock purchased, the total consideration paid to us and the average price per share paid by existing shareholders.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders (1)	4,195,900	62.7%	$7,275,402	32.7%	$1.73
New investors	2,500,000	37.3%	15,000,000	67.3%	$6.00

Totals	6,695,900	100%	$22,275,402	100%	$3.33

(1)	Includes 1,195,900 shares that will be issued upon the conversion of our subordinated debt upon the closing of this offering.

To the extent that we issue options or rights under our 2004 Equity Incentive Plan or issue additional shares of our capital stock in the future, you may experience further dilution.

If the underwriters exercise their overallotment option in full, the percentage of shares of common stock held by existing shareholders will be approximately 59.3% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will be increased to 2,875,000 or approximately 40.7% of the total number of shares of our common stock outstanding after this offering.

SELECTED FINANCIAL AND OPERATING DATA

The following table sets forth our selected financial and operating data with respect to the periods indicated. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements, including the notes thereto, appearing elsewhere in this prospectus. The selected financial data as of and for each of the fiscal years ended December 31, 2001 through December 31, 2003 have been derived from our financial statements which have been audited by Freedman and Goldberg, CPAs, P.C., independent public accountants. The operating data set forth below are unaudited. The selected financial data as of the years ended December 31, 1999 and 2000 and for the nine months ended September 30, 2004 and 2003 have been derived from our unaudited financial statements which, in our opinion, reflect all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the information contained therein. Data for the nine months ended September 30, 2004 are not necessarily indicative of results to be expected for the fiscal year ended December 31, 2004. Veri-Tek, as it existed prior to the October 31, 2003 acquisition by Quantum-VeriTek, Inc., is referred to as “Predecessor.” Veri-Tek as it existed on and after October 31, 2003, is referred to as “Successor.” For comparative purposes, the following chart assumes shares outstanding of 3,000,000 for all periods presented.

	Predecessor					Successor	Combined	Predecessor	Successor
	Year Ended December 31,				Period from January 1- October 31, 2003	Period from November 1- December 31, 2003	Year Ended December 31, 2003 (4)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	1999	2000	2001	2002
	(unaudited)	(unaudited)					(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Revenue	$6,174	$9,902	$12,488	$6,263	$7,420	$967	$8,387	$6,633	$6,517

Cost of sales	2,290	4,962	7,337	2,281	3,499	660	4,159	3,174	4,821

Gross margin	3,884	4,940	5,151	3,982	3,921	307	4,228	3,459	1,696

Research and development expenses	472	1,005	1,253	1,843	1,248	394	1,642	1,123	1,166
Selling, general and administrative expenses	1,788	1,673	1,720	1,855	1,609	324	1,933	1,238	1,636

Operating profit (loss)	1,624	2,262	2,178	284	1,064	(411)	653	1,098	(1,106)

Other income (expense)
Interest expense, net	(392)	(418)	(381)	(235)	(194)	(232)	(426)	(169)	(1,137)
Loss on disposal of assets	—	—	(126)	—	—	—	—	—	—

Total other income (expense)	(392)	(418)	(507)	(235)	(194)	(232)	(426)	(169)	(1,137)

Earnings (Loss) before taxes	1,232	1,844	1,671	49	870	(643)	227	929	(2,243)

Income tax expense (benefit)(1)	—	—	—	—	—	(218)	(218)	—	(776)

Net income (loss)	$1,232	$1,844	$1,671	$49	$870	$(425)	$445	$929	$(1,467)

Basic and Diluted earnings per share	$0.41	$0.62	$0.58	$0.02	$0.29	$(0.14)	$0.15	$0.31	$(0.49)
Shares used to calculate basic and diluted earnings per share	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000	3,000,000

EBITDA(2)	$1,688	$2,339	$2,299	$368	$1,123	$(401)	$722	$1,152	$(1,029)

Cash flow provided by (used in):
Operations	$110	$(80)	$265	$2,292	$(153)	$(545)	$(698)	$(32)	$(3,871)
Investing activities	(64)	(182)	(225)	(235)	(79)	(6,003)	(6,082)	(74)	(210)
Financing activities(3)	(61)	258	(37)	(2,050)	221	6,548	6,769	96	4,091

Consolidated Balance Sheet Data:

Cash and cash equivalents	$4	$—	$3	$11	$—	$—		$—	$—

Working capital	1,095	1,316	1,921	746	1,100	716		1,537	(734)

Total Assets	5,158	7,214	7,517	5,461	6,623	11,389		6,777	15,373

Long-term obligations, net of current portion	2,098	1,534	1,522	1,511	1,504	6,100		1,505	7,058

Shareholders equity (deficiency)	(710)	178	817	(196)	184	(325)		621	(1,793)

(1)	The predecessor company was a subchapter S corporation and therefore did not record income tax expense or benefit.
(2)	EBITDA consists of net income plus interest expense, plus income tax provision and plus depreciation and amortization. This term, as we define it, may not be comparable to a similarly titled measure used by other companies and is not a measure of performance presented in accordance with GAAP. We use EBITDA as a measure of operating performance, but we do not use it as a measure of liquidity. EBITDA should not be considered as a substitute for net income, net cash provided by or used in operations or other financial data prepared in accordance with GAAP, or as a measure of liquidity.

We believe EBITDA is useful to an investor in evaluating our operating performance because:

•	it is a widely accepted financial indicator of a company’s ability to service its debt;

•	it is widely used to measure a company’s operating performance without regard to items such as depreciation and amortization, which can vary depending upon accounting methods and the book value of assets, and to present a meaningful measure of corporate performance exclusive of our capital structure and the method by which assets were acquired; and

•	it helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing from our operating results the impact of our capital structure, primarily interest expense from our outstanding debt, and asset base, primarily depreciation and amortization of our property and equipment.

Our management uses EBITDA:

•	as a measurement of operating performance because it assists us in comparing our performance on a consistent basis, as it removes from our operating results the impact of our capital structure, which includes interest expense from our outstanding debt, and our asset base, which includes depreciation and amortization of our property and equipment; and

•	in presentations to the members of our board to enable our board to have the same consistent basis for measuring operating performance used by management. The following reconciles net income to EBITDA:

	Year Ended December 31,				January 1- October 31, 2003	November 1- December 31, 2003	Year Ended December 31, 2003	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	1999	2000	2001	2002
	(Dollars in thousands except per share data)
Net Income	$1,232	$1,844	$1,671	$49	$870	$(425)	$445	$929	$(1,467)
Income Taxes	—	—	—	—	—	(218)	(218)	—	(776)
Interest	392	418	381	235	194	232	426	169	1,137
Depreciation and Amortization	64	77	247	84	59	10	69	54	67

EBITDA	$1,688	$2,339	$2,299	$368	$1,123	$(401)	$722	$1,152	$(1,029)

(3)	The predecessor company was a subchapter S corporation. Cash flow from financing activities includes distributions to the shareholder of the predecessor company.
(4)	The combined financial information presented represents the sum of the January 1, 2003 through October 31, 2003 period for the predecessor company and the November 1, 2003 through December 31, 2003 period for the successor company. No adjustments have been made to this data.

The following pro forma presentations for the year ended December 31, 2003 and the nine months ended September 30, 2004 assume that this offering was consummated on January 1, 2003 and January 1, 2004, respectively, that the 300:1 stock split has occurred and that our subordinated debt was converted into shares of our common stock as of such dates.

Proforma Income Statement Adjustments

The proforma income statement adjustments are as follows, in thousands:

Description:	As of 12/31/03	As of 9/30/04	Explanation:
Decrease in interest expense	$426	$1,137	Net proceeds of $13.35 million eliminates all borrowing and the conversion of our subordinated debt in 2003 and 2004.

Increase in tax expense or decrease in benefit	$447	$389	Elimination of interest increased earnings in 2003 and 2004 and the assumption of “C” corporation status for all of 2003.

Proforma Condensed Balance Sheet Adjustments The proforma balance sheet adjustments include the following adjustments, in millions:
Description:	As of 12/31/03	As of 9/30/04	Explanation:
Increase in cash and cash equivalent	$8,843	$4,706	Net proceeds after the repayment of credit facility balances in 2003 and 2004, and the use of cash from this offering to fund operations.

Decrease in deferred tax asset	$218	$389	Impact of interest reduction on earnings.

Increase in taxes payable	$229	$0	Impact of interest reduction and assumption of “C” corporation status for all of 2003.

Decrease in total debt	$10,833	$15,882	Elimination of debt through the use of proceeds from this offering in 2003 and 2004 and the conversion of $5,900 and $6,100 of subordinated debt into our common stock in 2003 and 2004, respectively.

Description:	As of 12/31/03	As of 9/30/04	Explanation:
Increase in stockholder’s equity	$19,229	$20,198	Increase due to conversion of $5,900 and $6,100 of subordinated debt into our common stock in 2003 and 2004, respectively, expected net proceeds of $13,350 million from this offering, and decreased retained earnings of $21 in 2003 and increase of $748 in 2004 as a result of the income statement adjustments.

The proforma financial information is presented for illustrative purposes only and does not purport to represent what our results of operations actually would have been if this offering had occurred as of the dates indicated or what our results will be in any future period.

The following pro forma presentations for the year ended December 31, 2003 and the nine months ended September 30, 2004 assume that this offering was consummated on January 1, 2003 and January 1, 2004, respectively, and that our subordinated debt was converted into shares of our common stock as of such dates. The pro forma adjustments include interest addbacks of $0.426 million and $0.722 million for 2003 and 2004, respectively, due to the assumed reduction in senior debt from the proceeds of this offering and the conversion of our subordinated debt into shares of our common stock. The pro forma financial information is presented for illustrative purposes only and does not purport to represent what our results of operations actually would have been if this offering had occurred as of the dates indicated or what our results will be in any future period.

	Combined	Combined	Successor	Successor
	Year Ended December 31, 2003	Pro Forma Year Ended December 31, 2003	Nine-Months Ended September 30, 2004	Pro Forma Nine-Months Ended September 30, 2004
Revenue	$8,387	$8,387	$6,517	$6,517

Cost of sales	4,159	4,159	4,821	4,821

Gross margin	4,228	4,228	1,696	1,696

Research and development expenses	1,642	1,642	1,166	1,166
Selling, general and administrative expenses	1,933	1,933	1,636	1,636

Operating profit (loss)	653	653	(1,106)	(1,106)

Other income (expense)
Interest expense, net	(426)	—	(1,137)	—
Loss on disposal of assets	—		—	—

Total other income (expense)	(426)	—	(1,137)	—

Earnings (Loss) before taxes	227	653	(2,243)	(1,106)

Income tax expense (benefit)	(218)	229	(776)	(387)

Net income (loss)	$445	$424	$(1,467)	$(719)

EBITDA	$722	$722	$(1,029)	$(1,029)

Condensed Balance Sheet Data:

Cash and Cash equivalents	$—	$8,843	$—	$4,706
Working capital	716	14,064	(734)	12,778
Total assets	11,389	20,014	15,373	19,690
Total debt, long and short term	10,833	—	15,822	—
Shareholders equity (deficiency)	(325)	18,904	(1,793)	18,405

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

When reading this section of this prospectus, it is important that you also read the financial statements and related notes included elsewhere in this prospectus. This section of the prospectus contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations and intentions. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the factors described below and in “Risk Factors.”

Overview

Historically, our business has focused on designing, developing and building specialty equipment for the automotive and heavy equipment industries. In October 2003, our predecessor company was purchased by Veri-Tek International Corp., formerly known as Quantum-VeriTek, Inc., an affiliate of Quantum Value Partners, LP, pursuant to an asset purchase agreement. As a result of this transaction, we have a new executive management team. Our new executives bring new expertise and a new focus and direction to our company. Specifically, our new executives have experience in manufacturing, business development, sales and marketing and managing the financial operations of a publicly traded manufacturing company.

Under our new executive management team, we intend to implement a new growth strategy of expanding our testing services and launching manufacturing operations. While we will continue to sell specialty equipment, we intend to build on our experience in designing and building this equipment and our patented technology to provide axle testing services to automotive manufacturers. We also intend to become a manufacturer of precision driveshafts using a new manufacturing process that we have developed called S.M.A.R.T. manufacturing.

We derive most of our revenue under purchase orders from OEMs and Tier 1 Suppliers. The volume and timing of orders placed by our customers vary due to several factors, including variation in demand for our customers’ products, changes in our customers’ manufacturing strategies and general economic conditions. We recognize revenue from our specialty equipment using the percentage of completion method. We recognize revenue in our testing business when services are rendered. The testing business has not generated material revenue to date. The driveshaft manufacturing portion of our business will recognize revenue when products are shipped. To date, we have generated no revenue from selling our driveshaft manufacturing services.

Our operating profit for our specialty equipment depends on the mix between the cost of materials in the equipment and the cost of labor and manufacturing overhead allocated to the equipment. In 2002, we began to produce more axle testing equipment than driveshaft assembly equipment. This trend has continued through the current nine-month period ended September 30, 2004. Our driveshaft assembly products contain less sophisticated technology than our axle testing products, and therefore, have a lower cost of production. In addition, as we gain experience in manufacturing a certain kind of equipment, we usually achieve increased efficiencies, which result in lower labor costs and manufacturing overhead for that equipment.

We continue to depend upon a relatively small number of customers for a significant percentage of our revenue. Significant reductions in sales to any of our large customers would have a material adverse effect on our results of operations. In the very recent past, the United States economy has experienced a significant downturn and has not recovered fully from the recent recession. Compounding the general unease about the current business climate are the still unknown economic and political impacts, long-term, of the September 11, 2001 terrorist attack and hostilities in Iraq, Afghanistan and elsewhere. These events caused, some of our customers to significantly reduce or delay the volume of specialty equipment ordered from us. We are unable to predict how long these factors will continue to affect our business. Any such termination of our customer relationships or change, reduction or delay in orders could have an adverse effect on our results of operations or financial condition.

The following discussion of our financial condition and results of operations focuses on our historical results, which consist primarily of our sales of specialty equipment. Because we intend to enter into two new lines of business, providing testing services and manufacturing driveshafts, our past results are not indicative of our future performance. Our performance for the first nine months ended September 30, 2004 has been negatively impacted by the costs associated with the development of our new virtual balancing equipment, our significant expenditures for research and development and the additional costs we have incurred in connection with hiring new executives.

Results of Operations

The following table sets forth certain financial data for the three years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004.

	Predecessor			Successor	Combined	Predecessor	Successor
	Year Ended December 31,		Period from January 1- October 31, 2003	Period from November 1- December 31, 2003	Year Ended December 31, 2003(2)	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	2001	2002
					(unaudited)	(unaudited)	(unaudited)
	(Dollars in thousands)
Revenue	$12,488	$6,263	$7,420	$967	$8,387	$6,633	$6,517

Cost of sales	7,337	2,281	3,499	660	4,159	3,174	4,821

Gross margin	5,151	3,982	3,921	307	4,228	3,459	1,696

Research and development expenses	1,253	1,843	1,248	394	1,642	1,123	1,166
Selling, general and administrative expenses	1,720	1,855	1,609	324	1,933	1,238	1,636

Operating profit (loss)	2,178	284	1,064	(411)	653	1,098	(1,106)

Other income (expense)
Interest expense, net	(381)	(235)	(194)	(232)	(426)	(169)	(1,137)
Loss on disposal of assets	(126)	—	—	—	—	—	—

Total other income (expense)	(507)	(235)	(194)	(232)	(426)	(169)	(1,137)

Earnings (Loss) before taxes	1,671	49	870	(643)	227	929	(2,243)

Income tax expense (benefit)(1)	—	—	—	(218)	(218)	—	(776)

Net income (loss)	$1,671	$49	$870	$(425)	$445	$929	$(1,467)

(1)	The predecessor company was a subchapter S corporation and therefore did not recognize income tax expense.
(2)	The combined financial information presented represents the sum of the January 1, 2003 through October 31, 2003 period for the predecessor company and the November 1, 2003 through December 31, 2003 period for the successor company. No adjustments have been made to this data.

Nine Months Ended September 30, 2004 Compared to Nine Months Ended September 30, 2003

Revenue. Our revenue decreased by $0.1 million, or 1.8%, to $6.5 million for the period ended September 30, 2004 from $6.6 million for the same period in 2003. This decrease was primarily the result of slightly decreased orders for our specialty equipment. Our main sources of revenue for the period ended September 30, 2004 were our axle products, primarily virtual balancing equipment and VETAG axle test equipment, and transmission products which accounted for 68% and 23% of total revenue, respectively. For the same period in 2003, our axle, transmission, driveshaft and engine products accounted for 42%, 24%, 19% and 12%, respectively. During the 2004 period, we experienced a 50% increase in orders for our axle products as compared to the same period in 2003. In particular, the introduction of our virtual balancing equipment has been well-received by the market.

Cost of Sales. Our cost of sales increased by $1.6 million, or 51.9%, to $4.8 million for the period ended September 30, 2004 from $3.2 million for the comparable period in 2003. This increase in cost of sales was primarily attributable to increased production costs related to our new virtual balancing equipment. As a percentage of revenue, cost of sales increased to 74.0% in 2004 from 47.9% in 2003. This increase in cost of sales as a percentage of revenue was primarily the result of increased manufacturing costs relating to our virtual balancing equipment. This increased manufacturing cost was primarily due to manufacturing inefficiencies relating to the initial production of our virtual balancing equipment as compared to the prior period in which we engaged in more repeat manufacturing of driveshaft products. We also incurred increased labor and material costs related to meeting our customer’s delivery requirements in order for the products to be installed during their shutdown period.

Gross Margin. Our gross margin decreased $1.8 million, or 51.0%, to $1.7 million for the 2004 period from $3.5 million for 2003. As a percentage of sales, gross margin decreased to 26.0% in 2004 from 52.2% in 2003. The dollar and percentage decrease in gross margin was primarily the result of increased manufacturing costs associated with our introduction of our virtual balancing equipment.

Research and Development Expenses. Our research and development expenses were essentially flat for the nine months ended September 30, 2004 at $1.2 million as compared to the comparable 2003 period. As a percentage of sales our research and development expenses increased to 17.9% of sales in 2004 from 16.9% in 2003.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $0.4 million, or 32.1%, to $1.6 million for the period ended September 30, 2004 from $1.2 million for the 2003 period. This increase was primarily the result of increased staffing to in order to implement our growth strategy of commercializing our testing services and manufacturing precision driveshafts.

Operating Profit (Loss). As a result of the foregoing factors, operating profit decreased $2.2 million to a loss of $1.1 million for the 2004 period from a profit of $1.1 million for 2003.

Interest Expense. Our interest expense increased $1.0 million to $1.1 million for the 2004 period from $0.2 million for the same period in 2003. The increase in interest expense was primarily due to increased borrowings through the issuance of subordinated debt related to the acquisition of our predecessor company in October 2003 as well as increased borrowings on our credit facility.

Income Tax Expense( Benefit). Our income tax benefit was $0.8 million for the period ended September 30, 2004. The predecessor company was a subchapter S corporation and therefore did not record income tax expense or benefit.

Net Earnings (Loss). As a result of the foregoing factors, net loss from operations was $1.5 million in the 2004 period as compared to earnings of $0.9 million in 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue. Our revenue increased by $2.1 million, or 33.9%, to $8.4 million for 2003 from $6.3 million for 2002. This increase was primarily the result of increased orders for our specialty equipment, particularly equipment for NVH testing and axle balancing. In 2003, our main sources of revenue were axle-related products, transmission and transaxle products and driveshaft related products which accounted for 45%, 21% and 19% of total revenue, respectively. In 2002, driveshaft products, transmission and transaxle products and axle products accounted for 33%, 28% and 20% of total revenue, respectively. Also, the 2002 period was negatively impacted by the events of September 11, 2001. As a result of these events, the general market for our products was reduced as our customers made the decision to decrease capital spending due to the economic and political uncertainties created by these events. This directly impacted our revenue by decreasing orders for our products and requests for quotations on new orders as our customers decreased their capital expenditures and cancelled or delayed current projects. In addition, we provided axle testing services to one of our customers in connection with our manufacture of a specialty machine for that customer, which resulted in approximately $0.4 million of additional revenue.

Cost of Sales. Our cost of sales increased by $2.0 million, or 86.3%, to $4.2 million for 2003 from $2.2 million for 2002. This increase in cost of sales was primarily attributable to increased production of our products. As a percentage of revenue, cost of sales increased to 50.0% in 2003 from 35.6% in 2002. This increase in cost of sales as a percentage of revenue was primarily the result of increased manufacturing costs relating to enhancements to our axle balancing technology required by one of our customers in order to meet its tolerance specifications.

Gross Margin. Our gross margin increased $0.2 million, or 5.0%, to $4.2 million for 2003 from $4.0 million for 2002. As a percentage of sales, gross margin decreased to 50.5% in 2003 from 64.4% in 2002. The dollar increase in gross margin was primarily the result of increased sales of our products as well as providing testing services in 2003. As a percentage of revenue, the gross margin decline was primarily the result of increased manufacturing costs related to meeting our customers’ specific performance requirements.

Research and Development Expenses. Our research and development expenses decreased $0.2 million or 10.9% to $1.6 million for the year ended December 31, 2003 as compared to $1.8 million in the comparable 2002 period. As a percentage of sales our research and development expenses decreased to 19.6% of sales in 2003 from 29.4% in 2002. This reduction was primarily due to the refocusing of research and development personnel to implementing developed technologies, specifically our axle balancing technology.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses remained flat at $1.9 million for 2003 as compared to the same period in 2002. Salary and other fixed costs remained flat as we did not experience any material increase in our staffing or fixed costs.

Operating Profit. As a result of the foregoing factors, operating profit increased $0.4 million, or 129.9%, to $0.4 million for 2003 from $0.1 million for 2002. As a percentage of revenue, operating profit increased to 7.8% for 2003 from 4.5% for 2002.

Interest Expense. Our interest expense increased $0.2 million, or 81.3%, to $0.4 million for 2003 from $0.2 million for 2002. The increase in interest expense was primarily due to increased borrowings through the issuance of subordinated debt related to the acquisition of our predecessor company in October 2003.

Income Tax Expense. Our income tax benefit was $0.2 million in 2003. The predecessor company was a subchapter S corporation and therefore did not record income tax expense. The benefit recorded in 2003 is due to losses experienced by us during the two-month period of our ownership in November and December 2003.

Net Earnings. As a result of the foregoing factors, net earnings from operations were $0.4 million in 2003 as compared to $0.1 million in 2002, an increase of 808.2%.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Our revenue decreased by $6.2 million, or 49.8%, to $6.3 million for 2002 from $12.5 million for 2001. This decrease in revenue was primarily the result of the economic impact of the events of September 11, 2001. As a result of these events, the general market for our products was reduced as our customers made the decision to decrease capital spending due to the economic and political uncertainties created by these events. This directly impacted our revenue by decreasing orders for our products and requests for quotations on new orders as our customers decreased their capital expenditures and cancelled or delayed current projects. In 2002, driveshaft products, transmission and transaxle products and axle products accounted for 33%, 28% and 20% of total revenue, respectively. In 2001, our driveshaft, axle and engine products were 55%, 20% and 16% of total revenue, respectively.

Cost of Sales. Our cost of sales decreased by $5.0 million, or 69.3%, to $2.3 million for 2002 from $7.3 million for 2001. This decrease is a direct result of fewer orders for our products due to the events of September 11, 2001. As a percentage of revenue, cost of sales decreased to 35.6% in 2002 from 58.3% in 2001. This decrease in cost of sales as a percentage of net sales was primarily due to the mix of products produced. Specifically, in 2002 we produced primarily driveshaft assembly, axle testing and engine testing products. In 2001, approximately 55% of our revenue was earned from the production of driveshaft assembly products which contain less sophisticated technology than our axle testing and engine testing products, and therefore, have a lower cost of production. In addition, in 2002 we were able to benefit from efficiencies gained from past production of products with similar characteristics.

Gross Margin. Our gross margin decreased $1.2 million, or 22.7%, to $4.0 million for 2002 from $5.2 million for 2001. As a percentage of sales, gross margin increased to 64.4% in 2002 from 41.7% in 2001. The dollar decrease in gross margin was primarily the result decreased sales of our products. As a percentage of revenue, the gross margin increase was primarily the result of the mix of products sold that provide the opportunity to build on our experience in manufacturing multiple types of equipment with similar characteristics and the technological sophistication, as compared to 2001, that allows for greater gross margin as a percentage of revenue.

Research and Development Expenses. Our research and development expenses increased $0.6 million or 47.1% to $1.8 million in 2002 as compared to $1.3 million in 2001. This increase was primarily due to the continuing development of our product lines. As a percentage of sales our research and development expenses increased to 29.4% of sales in 2002 from 10.0% in 2001.

Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased $0.2 million to $1.9 million for 2002 as compared to $1.7 million for 2001.

Operating Profit. As a result of the foregoing factors, operating profit decreased $1.9 million, or 86.0%, to $0.3 million for 2002 from $2.2 million for 2001. As a percentage of revenue, operating profit decreased to 4.5% for 2002 from 17.4% for 2001.

Interest Expense. Our interest expense decreased $0.1 million, or 38.3%, to $0.3 million for 2002 from $0.4 million for 2001. The decrease in interest expense was primarily due to decreased borrowings due to lower volume of our products and therefore lower borrowing needs.

Income Tax Expense. We did not record income tax expense or benefits in 2002 or 2001 due to the fact that the predecessor company was a subchapter S corporation.

Net Earnings. As a result of the foregoing factors, net earnings from operations was $0.1 million in 2002 as compared to $1.7 million in 2001, an decrease of 97.1%.

Liquidity and Capital Resources

Our cash requirements have historically been satisfied through a combination of cash flow from operations and debt financings. Working capital needs and capital expenditures are expected to continue to increase as we implement our growth strategy. Anticipated increases in required working capital and capital expenditures are expected to be met from our cash flow from operations, revolving credit borrowings, equipment financing and the net proceeds of this offering.

We used cash in operations of $0.7 million for the year ended December 31, 2003 and $3.9 million for the nine months ended September 30, 2004. Net cash used by continuing operations in the 2003 period was primarily the result of increases in accounts receivable and costs and estimated earnings in excess of billings. This was partially offset by increases in accrued liabilities and accounts payable. The significant increase in accounts receivable and costs in excess of billings in 2003 of $1.2 million is primarily the result of increased work in process on existing orders for equipment. For the 2004 period, the net cash used by continuing operations was partially offset by increased accrued expenses and accounts payable as well as decreases in costs and estimated earnings in excess of billings. The decline in estimated costs and earnings of $1.7 million was the result of preliminary acceptance by our customers of current projects and the subsequent billing for these projects.

We used cash in investing activities of $6.0 million for the year ended December 31, 2003. This was primarily the result of our purchase of the assets of our predecessor company in October 2003. For the 2004 period, we used cash in investing activities for the purchase of capital equipment and our investment in patents.

Cash provided by financing activities of $6.8 million for the year ended December 31, 2003, was primarily the issuance of subordinated debt to finance our acquisition of the assets of our predecessor company as well as bank borrowings described below. For the 2004 period, we generated $4.1 million in financing activities. This was due to increased borrowings under our credit facility in order to finance our operations.

We maintain a revolving credit facility with Comerica Bank. The amount of the credit facility was $6.7 million at December 31, 2003. In July 2004, the credit facility was increased to $9.3 million. This increase of $2.6 million expires on February 1, 2005 and the credit facility will be reduced to $6.7 million. Our current credit facility is a demand note and is therefore classified as a current liability on our balance sheet. Our credit facility is secured by substantially all of our assets and provides for the issuance of up to $5.0 million in standby or documentary letters of credit. Our credit facility may be utilized for general corporate purposes, including working capital, and provides us with borrowing options for multi-currency loans. Borrowing options include a Eurocurrency rate, or a base rate. Advances under our credit facility bore interest at an effective rate of approximately 4.1% as of September 30, 2004 and 3.5% at December 31, 2003. We are required by the terms of our credit facility to use the net proceeds of this offering to reduce the outstanding balance under our credit facility.

Our lender has entered into a binding commitment letter to provide us with a two year, $8.0 million credit facility to replace our current credit facility. The closing of our new credit facility is contingent upon certain conditions, including the closing of this offering. The terms and conditions of our new credit facility will be substantially similar to our existing credit facility, except that our new facility will not be a demand note. In addition, our new credit facility will require us to maintain a minimum tangible net worth of $7,500,000, which amount will increase by $500,000 each fiscal quarter beginning with the quarter ending March 31, 2005 until it reaches $11,500,000 on March 31, 2007. We expect our tangible net worth to be in excess of $13,500,000 upon the closing of this offering.

As of September 30, 2004 we had subordinated debt of approximately $7.1 million. On October 31, 2003, in connection with the acquisition of our predecessor company by Veri-Tek International Corp., formerly known as Quantum-VeriTek, Inc., an affiliate of Quantum Value Partners, LP, pursuant to an asset purchase agreement, we entered into a subordinated debt agreement with Quantum Value Partners, LP, our principal shareholder. Under this agreement, we borrowed $5.9 million which must be repaid in 2008. The subordinated debt accrued annual interest at a rate of 20%. At the time the agreement was executed, 8% of the interest was to be paid in cash on a quarterly basis and 12% of the interest was accrued quarterly and added to the principal. In April 2004, the agreement was amended to accrue all interest quarterly and add this interest to the principal balance. The parties further amended the debt agreement in October 2004 so that simultaneously with the closing of this offering, the debt will be converted into that number of shares of our common stock that is equal to the aggregate amount of principal and interest outstanding on the subordinated debt at such time divided by the offering price per share of our common stock in this offering, provided that the debt shall not accrue interest beyond October 30, 2004.

Set forth below is our forecast of capital expenditures, consisting of maintenance expenditures and growth expenditures for 2004, 2005 and 2006.

Forecast Capital Expenditures

(000)	2004	2005	2006	Total
Manufacturing
Maintenance	$—	$200	$400	$600
Growth		2,000	4,000	6,000

Total		2,200	4,400	6,600
Testing
Maintenance	—	200	200	$400
Growth	200	1,500	1,500	3,200

Total	200	1,700	1,700	3,600
Equipment Building
Maintenance	200	200	200	$600
Growth	—	—	—	—

Total	200	200	200	600
Corporate
Maintenance	50	50	50	$150
Growth	—	—	—	—

Total	50	50	50	150
	—	—	—	0
Total	$450	$4,150	$6,350	$10,950

Total Maintenance Capital Expenditures	$250	$650	$850	$1,750

Total Growth Capital Expenditures	$200	$3,500	$5,500	$9,200

Our capital requirements will depend on numerous factors, including:

•	the success of our existing products and technologies;

•	the development of new applications for our technologies;

•	the success of our commercialization of our testing services and driveshaft manufacturing;

•	the costs of our commercialization activities, including expanding our marketing and sales capabilities and increasing our testing and manufacturing capacity;

•	the costs of manufacturing driveshafts; and

•	our ability to maintain our relationships in the automotive industry.

We expect to devote substantial capital resources to expand our sales and marketing capabilities, to expand our research and development activities to develop our manufacturing capabilities, and for working capital and other general corporate purposes. These additional expenses and capital expenditures will consume a material amount of our cash resources, including a portion of the net proceeds of this offering. We will use the net proceeds of this offering to reduce the outstanding balance under our credit facility. This will increase our borrowing capacity. In addition, the conversion of our subordinated debt will eliminate our need to make additional principal and interest payments on such debt. We believe that the net proceeds from this offering, together with additional availability under our credit facility, will be sufficient to fund our currently foreseeable liquidity requirements for at least the next twenty-four months. We may, however, need to raise additional capital, which may not be available on terms acceptable to us, if at all. Any future financing may be dilutive in ownership, preferences, rights or privileges to our shareholders.

The following is a schedule at December 31, 2003 of our long-term contractual commitments, future minimum lease payments under non-cancelable operating lease arrangements and other long-term obligations.

	Payments by period (in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 years 0	4-5 years 0	After 5 years
Notes payable and long-term debt	$10,883	$4,733	$—	$6,100	$—
Operating leases	1,201	344	645	212	—

Total	$12,034	$5,077	$645	$6,222	$—

Critical Accounting Policies and Estimates

The preparation of our financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect our reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. Management believes that our estimates and assumptions are reasonable under the circumstances; however, actual results may vary from these estimates and assumptions under different future circumstances. We have identified the following critical accounting policies that affect the more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition. We have two main businesses – the design and manufacture of specialty equipment and testing services (primarily the testing of axles). The specialty equipment business recognizes revenue utilizing the percentage of completion method. The testing business recognizes revenue when services are rendered. The testing business has not generated material revenue to date. In addition, we intend to enter the business of manufacturing precision driveshafts in the future. This business will recognize revenue when products are shipped.

The manufacturing process of our specialty equipment takes six to twelve months to complete per unit. Each project has a purchase order from a customer prior to manufacture. On a monthly basis, management estimates the percentage of completion of each project utilizing input from the personnel responsible for individual phases of the project. This input includes the total hours of labor and material utilized to date and estimates of the labor and material necessary to complete the project. From this input the total percentage of completion is calculated. This percentage is then used to calculate the amount of revenue to be recognized.

Our project managers and department managers have significant experiences in the development and manufacture of specialty machine tools. The estimates employed are based on their experience in manufacturing products of the type we make. These are estimates and therefore contain a risk of change. In our experience, we have not experienced material adverse changes from period to period in calculating the percentage of completion.

Our testing of axles recognizes revenue as services are rendered. We receive product to be tested from the customer, we test the product and ship the product back to the customer. We have a purchase order from the customer detailing the testing to be performed and the price per piece tested. We recognize revenue based on the number of pieces tested and shipped back to the customer. To date, this business has not generated material revenue.

Costs and Earnings in Excess of Billings. Costs and earnings in excess of billings pertain only to our manufacturing of specialty equipment. This balance is the direct result of the revenue recognized through the percentage of completion method that has not yet been billed to the customer. Each project purchase order contains milestones for billing. As projects progress, the revenue recognized is placed in this account and is removed from this account as milestones are reached. We are assuming risk in that we are committing considerable capital to a project before we are paid by our customer. Typically, we will commit capital to a project for four to nine months before receiving cash from the sale of the product. As a result, we risk non-payment by our customers. We believe this risk is not material as our customers are all large, well-capitalized companies with good credit histories and they have paid us for products that they have purchased to date. These delayed payments terms also increases our capital requirements as we invest in a project for a considerable period before being paid.

Goodwill. Goodwill is the excess of cost over the fair value of net assets acquired. On October 31, 2003 we implemented Statement of Financial Accounting Standards (SFAS) Statement No. 142 “Goodwill and Other Intangible Assets.” Under SFAS 142 goodwill and other intangible assets are no longer amortized, but rather will be tested annually for impairment. As required under SFAS 142 management will regularly evaluate the carrying value of businesses and determine if any impairment exists. As of December 31, 2003, no goodwill or other intangible asset was impaired.

Patents. We have capitalized certain costs related to patent technology. These costs are amortized on a straight-line basis over the estimated useful lives of seventeen years. Our amortization expense was $4,000 for the period October 31, 2003 to December 31, 2003 and for the predecessor company it was $16,000, $16,000 and $5,000 for the ten months ended October 31, 2003, and the years ended 2002 and 2001, respectively.

Research and Development Expenses. We expense research and development expenses as incurred. Amounts payable to third parties under product development agreements are recorded at the earlier of the milestone achievement, or when payments become contractually due. For the periods ended December 31, 2003, October 31, 2003, and the years ended December 31, 2002 and 2001, $0.4 million, $1.2 million, $1.8 million and $1.3 million of research and development costs were expensed, respectively.

New Accounting Pronouncements

SFAS No. 150. In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” FASB Statement No. 150 affects the accounting for mandatorily redeemable shares, options and forward purchase contracts that require the issuer to repurchase shares and certain obligations that can be settled in shares. FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this statement did not have any material impact on the results of operations of financial position of the Company at December 31, 2003.

FIN No. 46. In January 2003, FASB issued Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” FIN No. 46 requires that the primary beneficiary of a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The adoption of this interpretation did not have any impact on the results of operations or financial position at December 31, 2003.

SAB No. 104. In December 2003, the SEC issued SAB No. 104, “Revenue Recognition”. This SAB revises or rescinds certain portions of interpretative guidance included in Topic 13 of the codification of staff accounting bulletins. These changes make SAB 104 guidance consistent with current accounting regulations promulgated under U.S. generally accepted accounting principles. The adoption of SAB No. 104 did not have a material impact on the accompanying financial statements or results of operations at December 31, 2003.

Qualitative and Quantitative Disclosures About Market Risk

We are exposed to various market risks as a part of our operations, and we anticipate that this exposure will increase as a result of our planned growth. In an effort to mitigate losses associated with these risks, we may at times enter into derivative financial instruments, although we have not historically done so. These may take the form of forward sales contracts, option contracts, foreign currency exchange contracts and interest rate swaps. We do not, and do not intend to, engage in the practice of trading derivative securities for profit.

Interest Rates. We are exposed to market risks relating to changes in interest rates. Some of the proceeds of this offering may be invested in short-term, interest-bearing, investment grade securities. The value of these securities will be subject to interest rate risk and could fall in value if interest rates rise. Our credit facility allows for borrowings based on the Eurodollar rate or a base rate. The interest rate incurred by us is based on these rates plus a premium. If these rates rise, our interest expense will increase accordingly.

BUSINESS

Overview

We are focusing our business in three key areas:

•	designing, developing and building specialty equipment for the automotive and heavy equipment industries that identifies product defects and production problems early in our customers’ manufacturing process;

•	developing a market in the automotive industry for our axle testing services;

•	developing a market for precision driveshafts that we will manufacture using our manufacturing process incorporating our S.M.A.R.T. (superior manufacturing alleviates redundant testing) manufacturing technology.

Historically, we have designed, developed and built integrated production-line assembly and testing equipment for the automotive and heavy equipment industries. Our patented and patent-pending technology incorporated in this assembly and testing equipment identifies product and process anomalies early in our customers’ manufacturing processes, enabling them to correct defects that cause noise, vibration and harshness (NVH), among other things, in vehicle engines, gear systems and powertrains.

As a result of the purchase of our predecessor company in October 2003, we have a new executive management team that brings expertise in the automotive industry and a new focus and direction to our company. While we will continue to sell assembly and testing equipment, we intend to build on our experience in developing, designing and manufacturing this equipment to become a provider of axle testing services to automotive manufacturers. Our testing services will provide our customers with information that will enable them to improve their manufacturing processes and product quality. We believe that our customers will benefit from using our testing services because they will not need to expend significant time and resources to purchase our testing equipment and to train their employees in the operation and maintenance of our sophisticated equipment. Moreover, our ability to conduct testing services at our facility will benefit our customers that do not have adequate physical space to accommodate testing equipment on their production lines. In recent years, axle production has increased as sales of rear-wheel drive vehicles, including many SUVs, luxury pickup trucks and luxury sedans, have increased. We estimate that the market for axle testing is approximately $216 million per year in North America, which we believe represents a significant growth opportunity for us.

We also intend to become a manufacturer of precision driveshafts using our driveshaft manufacturing process incorporating our S.M.A.R.T. manufacturing technology. Using our manufacturing process, we believe we will be able to manufacture precision driveshafts that are superior in function, quality and reliability to driveshafts manufactured using conventional methods. We anticipate that our precision driveshafts will initially be purchased by our customers for use in specialty vehicles (vehicles with annual production under 60,000 units). According to CSM worldwide, specialty vehicles represent approximately 10.6% of automotive production in North America, which represents a significant potential market for our precision driveshaft manufacturing.

Our Competitive Advantages

While we have not derived material revenues to date from providing axle testing services or manufacturing precision driveshafts, we believe we are well-positioned using our patented and patent-pending technology to implement our growth strategy, which is to become a leading provider of axle testing services and a leading manufacturer of precision driveshafts for specialty vehicles. We believe that the following are among our key competitive advantages:

•	Experienced, Successful Executive Management Team. Our executive management team has significant experience and success in developing new technology, in successfully launching manufacturing operations, in profitably managing manufacturing companies and in developing, implementing and managing effective growth strategies. Moreover, our executive officers have accumulated, collectively, more than 80 years of experience in the automotive industry and will be able to draw on their knowledge of the automotive industry, their sales and marketing experience and their relationships in the industry to build a market for our testing services and manufacturing of precision driveshafts.

•	Significant Investment in and Patent Protection for our Technology. Over the past six years, we have invested approximately $9.4 million in research and development to further develop and improve the software, electronic hardware, mechanical systems, technology and other components in our specialty equipment and to develop and improve our S.M.A.R.T. manufacturing technology. We have 302 patent claims issued in eleven U.S. patents (patent claims are specific intellectual property protected by a patent). We believe our investment in and protection of our technology, coupled with our history and experience in developing commercial applications for our technology to address the needs of the automotive and heavy equipment industries, gives us a competitive edge in both testing services and in manufacturing precision driveshafts.

•	Low-Cost, Higher-Quality Manufacturing. Our patent-pending driveshaft manufacturing process utilizes semi- or fully-automatic operation of our specialty equipment combined with efficient design, enabling fewer people to operate multiple machines. One customer who has used our manufacturing process has produced higher quality driveshafts at lower production costs compared to the driveshafts it manufactures using standard manufacturing methods.

•	Technical Expertise. Our 29 engineers have over 500 years of combined experience in designing and developing specialty equipment for the automotive and heavy equipment industries. As a result of this experience, they are highly skilled in operating and maintaining our specialty equipment, in performing testing services and in deriving accurate information to assist our customers in improving their own manufacturing processes.

Our Industry and Market Opportunity

Our Industry. OEMs are under constant pressure from their customers and competitors to improve the quality and performance of their vehicles. Consumers are demanding increased comfort and performance and a quieter ride in their vehicles. In recent years, consumer demand for sport utility vehicles (SUVs), luxury pickup trucks and luxury sedans has increased substantially. These vehicles are often expensive and, while many consumers historically relied on pickup trucks and SUVs primarily for work-related purposes, consumers are increasingly using these vehicles for their everyday transportation. Consumers of SUVs and luxury pickup trucks want the driving experience in these vehicles to be similar to that of luxury sedans. Further, consumers of luxury sedans manufactured by domestic OEMs are demanding improved performance similar to that found in sedans manufactured by foreign OEMs. Consumers are also demanding increased fuel economy and reliability in most vehicles on the market.

To improve the quality of vehicle handling and fuel efficiency, OEMs are manufacturing vehicles with more rigid frames and suspensions. While this improves handling, greater rigidity in frames and suspensions leads to more pronounced NVH, as noise and vibration travels easily through a vehicle with a rigid frame and suspension. Reducing NVH in engines, gear systems and powertrains is a significant component of improving vehicle quality and comfort. Historically, OEMs attempted to reduce NVH through the use of dampeners, isolators and other components that mask NVH but add to the weight and cost of the vehicles. Because OEMs want to reduce vehicle weight in order to improve fuel efficiency, OEMs have increased their efforts toward exploring alternative means for reducing NVH without the use of heavy and expensive dampeners, isolators and other components. Almost all of the OEMs have established departments of product design experts specifically devoted to addressing NVH in their vehicles.

While working to meet consumer demands for higher quality vehicles with improved performance, OEMs and Tier 1 suppliers are also focused on reducing manufacturing costs by improving manufacturing efficiency and automating manufacturing processes. In addition, OEMs and Tier 1 suppliers seek to reduce costs associated with warranty claims by manufacturing vehicles whose components are free of defects. We estimate that North American OEMs reserve approximately $660 per vehicle for warranty claims; thus, even a small reduction in warranty claims would represent a significant savings to the North American OEMs.

Market Opportunity. Our patented and patent-pending technology has broad practical applications that address our customers’ needs of improving vehicle quality and reducing NVH while at the same time providing a viable means for reducing their manufacturing and warranty costs. We have already integrated our technology into specialty testing equipment that is being implemented directly into our customers’ production lines. This specialty testing equipment enables our customers to identify product defects before the manufacturing of those products is completed, which in turn results in improved quality and reduced costs associated with warranty claims.

We intend to utilize some of our specialty testing equipment to become a leading supplier of axle testing services in the automotive industry. Information we will provide to our customers through our axle testing services will help reduce their warranty claims and enable our customers to improve their overall manufacturing processes. Since we will be conducting the testing services at our facilities, our customers will not be required to maintain space for specialty equipment at their facilities or train employees in the use of the equipment.

Additionally, we intend to commercialize our driveshaft manufacturing process to become a leading manufacturer of precision driveshafts for specialty vehicles. We believe our manufacturing process will enable us to manufacture precision driveshafts that will meet or greatly exceed our customers’ specifications, thereby reducing NVH and the costs associated with warranty claims. In addition, using our manufacturing process, we believe we will be able to manufacture precision driveshafts in less time and with fewer workers than conventional manufacturing methods, leading to shortened production cycles and a lower-cost product to our customers.

To achieve our objectives, we intend to capitalize on our new executives’ relationships with OEMs and Tier 1 suppliers, their proven record of developing and managing successful businesses, particularly in the manufacturing area, and their sales and marketing experience.

Specialty Equipment

We design, develop and build specialty assembly and testing equipment for the automotive and heavy equipment industries that identifies product defects and production problems early in our customers’ manufacturing process. Our specialty equipment identifies defects through the use of signature analysis and in-process verification. Signature analysis is a testing process that analyzes the properties of a product and compares those properties to established criteria, or a baseline, to determine whether the properties of the product being analyzed deviate from the established criteria. Signature analysis essentially emulates human craftsmanship without the difficulties of finding highly skilled and trained individuals to work on assembly lines. The use of signature analysis during the manufacturing and assembly process is called in-process verification. By applying in-process verification, defects in products can be identified and corrected before manufacturing and assembly is completed, resulting in fewer defective pieces, less scrap, less wasted production time and, therefore, lower manufacturing costs. We have optimized signature analysis for the production line and this optimized signature analysis and in-process verification are incorporated in all of our patents, developments, equipment and manufacturing processes.

Our optimized signature analysis is incorporated into our VT-1000 and VT-2000 systems. The VT-1000 or the VT-2000 is the core computer system in all of the equipment we build. We introduced the VT-1000, which received the Leading Edge Technology award from the Michigan Technology Council, in 1993. The next generation of the VT-1000 is the VT-2000, which we introduced in 2004. These systems combine conventional computers and powerful Digital Signal Processing computers, enabling them to process and interpret significant amounts of data. The technology in our VT-1000 and VT-2000 can determine not only whether a product’s properties deviate from established criteria but also the amount of deviation.

When installed in our specialty equipment, the VT-1000 and VT-2000 systems identify product and process anomalies, particularly NVH, in engines, gear systems and powertrains. We modify the software and hardware in our VT-1000 and VT-2000 systems so our specialty equipment is specifically tailored to meet a customer’s particular testing needs.

We currently manufacture specialty equipment addressing NVH as well as specialty equipment used to test heavy-duty diesel engines. Our NVH specialty equipment includes:

VETAG Axle Test Equipment. Our VETAG (Veri-Tek Energy Testing and Analyses for Gears) axle test equipment tests axles and axle sub-assemblies during manufacturing for NVH. This equipment incorporates our patented VETAG technology, which measures acceleration and velocity in the powertrain system, tracks NVH and isolates NVH to the component source. This technology also quantifies the magnitude of the defects it finds. Our VETAG axle test equipment measures the overall noise levels of axle assemblies and discriminates between good and bad assemblies. The resulting data can be used by our customers to improve their manufacturing processes and product quality. One of our significant customers is currently using our VETAG technology on several of its axle production lines, and we believe that our VETAG technology has been tested by or used in some capacity by most of the other major axle manufacturers in North America.

Virtual Balancing Equipment. NVH can occur when a vehicle’s rotating components, including axles, are out of balance. Our newest specialty equipment, a line of precision balancers for axles called virtual balancing equipment, addresses this problem. Conventional balancers are attached to an axle to measure the axle’s imbalance; however, the attachment of the balancer to the axle alters the movement of the axle. Our virtual balancing equipment analyzes the motion of the axle not by attaching to the axle but by analyzing data produced by the axle as it spins and balancing the axle based on an analysis of this data.

Half Shaft Production Testers. Half shafts are used on all vehicles with front wheel drive or independent rear suspension. Our half shaft production testers test and verify all critical parameters of half shafts.

Engine Equipment. We also build specialty equipment for use by manufacturers of heavy-duty diesel engines. Our engine assembly products monitor and verify critical engine performance parameters and focus on performance and emissions improvement. Additional products focus on improving the engine’s reliability and eliminating warranty issues, while reducing the need for or cost of a final test, a significant expense in the production of a heavy-duty engine.

Testing Services

While we will continue to design and build our specialty equipment specifically for sale to our customers, we intend to build on our experience in producing specialty testing equipment, our patented technology and our executives’ relationships in the automotive industry to offer axle testing services to leading manufacturers and suppliers in the automotive and heavy equipment industries. We will use our VETAG axle test equipment to provide axle testing services to our customers both at their manufacturing facilities as well as at our own facilities. As we commercialize our axle testing services, we will need to build additional VETAG test equipment and lease additional facilities in which we perform axle testing services.

We believe there is a significant market for our axle testing services. In an effort to reduce warranty claims, we believe that many OEMs are beginning to require testing of axles produced for them. Even when OEMs do not require testing, we believe that many suppliers desire to test the axles they manufacture to reduce their own exposure to warranty claims. Conventional testing methods of axles, however, are time-consuming. In a conventional test, an axle is installed in a test car, which is then driven and rated for sound quality by an expert driver. When the test is completed, the axle is removed from the test car, another axle is installed in the car and the process is repeated. In this very time-consuming process an efficient driver can test no more than five to six axles per day. In addition to the considerable time required for this method of testing, human testers are subjective and can be inconsistent in making evaluations. These problems make it difficult to compare the quality levels of various axles that have been road tested.

In contrast, because our testing process is automated using our specialty testing equipment, we are able to test axles at the production line speeds of our customers. For example, using our specialty testing equipment we tested approximately 18,000 axles for one of our customers to support the customer’s production demands at the start of a vehicle program. To our knowledge, our testing virtually eliminated warranty claims on these axles in the six months after they were installed in vehicles and sold to consumers. In addition, because our testing method uses our VETAG axle testing technology, our test results are consistent and repeatable.

In addition to being able to test significantly greater quantities of axles using a consistent, automated process, we believe our testing services will offer many other benefits to our customers. First, our customers will not have to incur the expense of purchasing testing equipment and installing it at their facilities. Second, our customers will not need to incur time and expense in training their employees to operate and maintain the sophisticated equipment. Third, because we can perform testing services at our facility, our testing services will benefit customers that do not have room at their facilities to accommodate testing equipment on their production lines.

Manufacturing Operations

Our success in developing technologies for specialty testing equipment led us to explore and develop new technologies to improve the manufacturing process itself. Our efforts have resulted in the development of a new approach to manufacturing that we call S.M.A.R.T. manufacturing. We intend to use our manufacturing process incorporating our S.M.A.R.T. manufacturing technology to manufacture precision driveshafts. To date, we have not derived revenue from the sale of our manufacturing services. Our manufacturing services have been limited to building prototype driveshafts and building driveshaft manufacturing equipment for several of our customers. We will need to build additional manufacturing equipment, purchase ancillary and material handling equipment, implement management information systems and lease additional space in connection with the commercialization of our driveshaft manufacturing capabilities.

As with our other technology, our S.M.A.R.T. manufacturing technology incorporates signature analysis and in-process validation. In addition, our S.M.A.R.T. manufacturing technology uses intra-cycle validation. Intra-cycle validation is a process that automatically corrects defects in products as they are being manufactured. This occurs at production-line speeds without the need to slow the manufacturing process to correct any identified defects. Using our manufacturing processes, one of our customers manufactured products that consistently met or exceeded the specifications for the products, resulting in reduced scrap, fewer warranty claims and eliminating the need to test the products after they are manufactured. In addition, the customer using our manufacturing equipment, found that it was able to manufacture products in less time and with fewer workers than conventional manufacturing methods, which lead to shortened production cycles and improved productivity.

We have primarily applied our S.M.A.R.T. manufacturing technology to developing a manufacturing process that improves the production of driveshafts. A conventional driveshaft production line uses 12 to 14 production personnel and five to six support personnel to manufacture approximately 600 driveshafts per shift. Using our driveshaft manufacturing process, one of our customers manufactured the same number of driveshafts with approximately one-third of the personnel needed on a conventional line. This is possible because our driveshaft manufacturing process utilizes semi- or fully-automatic operation of our specialty equipment combined with efficient design, enabling fewer people to operate multiple machines and resulting in lower manufacturing costs.

The driveshafts manufactured by this customer using our manufacturing equipment have also been of significantly higher quality than driveshafts manufactured by that customer using conventional methods. Automotive components must meet specifications set by OEMs or be within certain deviations from the specifications. The closer the actual specifications of the components are to the OEM’s specifications, the better. This customer has used our driveshaft manufacturing equipment to manufacture almost one million driveshafts since 2002. The customer has determined that the actual specifications of the driveshafts it manufactured using our driveshaft manufacturing process were 50% closer to the OEM’s specifications than driveshafts it manufactured using conventional manufacturing methods. Because the amount of deviation from the OEMs’ specifications affects NVH performance in vehicles, we believe precision driveshafts produced using our manufacturing process will significantly improve the performance of the vehicles in which they are installed. In addition to improved performance, we believe the use of our precision driveshafts will reduce vehicle cost and weight through the elimination of dampeners, isolators and other components used to mask the NVH associated with conventional driveshafts.

While we intend to initially manufacture precision driveshafts at our facility, we can also integrate our driveshaft manufacturing process into efficiently-designed small production plants that could be located on our customers’ sites adjacent to their assembly plants. This would free-up valuable floor space in the customer’s plant that is currently used to maintain an inventory of driveshafts. Because of the proximity of these small production plants to our customers’ assembly plants and the shortened production time for our precision driveshafts, we believe we will be able to deliver each driveshaft directly to the assembly point on the vehicle line at the time that it is needed in the production process. This efficient small lot delivery would save our customers freight and inventory costs.

We believe there will be a significant market for our precision driveshafts because of their superior function, quality, reliability and reduced weight due to the elimination of dampeners and other NVH-masking components. In addition, because our precision driveshafts will be of superior quality, we believe our customers will realize additional cost savings through fewer warranty and service costs over the life of the driveshaft, giving our precision driveshafts a further competitive advantage in the marketplace.

Our driveshaft manufacturing process uses the following core equipment:

Synchrowelder: Our Synchrowelder uses a hybrid friction welding process to attach the driveshaft components onto both driveshaft tube ends. The Synchrowelder is unique because it holds the driveshaft tube ends stationary and in alignment while the driveshaft tube is spun to produce the frictional heat and weld, resulting in a very straight and well-aligned driveshaft assembly.

Truing: Most existing driveshaft manufacturing processes use straighteners that attempt to bend driveshaft assemblies back into alignment after they are manufactured. These conventional methods of straightening bend the ends of the assemblies, creating dips and bumps through the length of the driveshaft that add to NVH issues. Our truing equipment spins the driveshaft assembly and straightens the entire assembly, rather than bending only the ends. This results in a driveshaft that is straighter than those straightened by conventional methods.

TVRC Equipment: After we straighten a driveshaft on our truing equipment, the driveshaft is placed on our TVRC (true vehicle running center) equipment. The TVRC equipment uses precision gauging to make certain that the flexible joints found on the ends of each driveshaft are centered with the length of the driveshaft so that the entire driveshaft assembly is straight, or true.

Research and Development and Intellectual Property

We are engaged in intensive and ongoing research and development programs. Over the past six years, we have invested approximately $9.4 million in research and development to further develop and improve the software, electronic hardware, mechanical systems and other components in our specialty equipment and to develop and improve our S.M.A.R.T. manufacturing technology. Our total expenditures for research and development activities are expected to be approximately $1.6 million in 2004. In addition to our engineering workforce, we retain the equivalent of six full-time research and development professionals who are dedicated to innovating next-generation technology.

We have invested significantly in research and development and have issued 302 patent claims in eleven U.S. patents. U.S. patents give patent owners the right to prevent others from making, using, selling, offering for sale or importing what is protected by the patent; patent claims describe the specific intellectual property protected by the patent. Many of our patents claims relate to accurately measuring and eliminating NVH. Other patents claims relate to predicting or improving emissions and performance in heavy-duty engines. As of the date of this prospectus, we also have filed over 308 patent claims in pending U.S. patent applications. There is no assurance, however, that we will be issued patents for our pending patent claims.

We generally seek patent protection for all technology, inventions and improvements that are of commercial importance to the development of our business, except in circumstances where we believe it is preferable to maintain such technology or invention as a trade secret. Protection of our intellectual property is a strategic priority for our business and we intend to vigorously protect our patents and other intellectual property. Our U.S. patents will begin expiring in 2018. We do not expect the expiration of our current patents to have a material effect on our revenue because we are continually improving our technology and developing new technology and we will continue to seek patent protection for these improvements. We believe that our improved and new technology will replace the technology for which we currently have patent protection by the time our current patents expire.

As a general strategy toward obtaining patent protection in foreign countries, we have focused on developed or developing foreign nations where significant markets for equipment used in vehicle manufacture, assembly, or testing are present. Such foreign countries generally are signatories to the Patent Cooperation Treaty (PCT), which affords us additional time to explore the commercial potential of our technologies before incurring the significant costs and fees of foreign patent offices and foreign local counsel in the so-called “national stage.” A typical foreign filing project will include Canada, all signatories to the European Patent Office, Mexico, and Japan. Of the eleven United States Patents that we own, nine have a corresponding foreign filing program. We have 36 foreign patent applications pending, and one pending international application under the PCT. None of the foreign applications have issued as patents as of this time.

Our other intellectual property consists of trade secrets, know-how and trademarks. In order to protect the confidentiality of this intellectual property, we require substantially all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements prohibiting the use or disclosure of confidential information and requiring that they assign to us all developments, discoveries and inventions made by them in connection with their work for us.

We believe that our engineering and technical expertise, together with our intellectual property portfolio, will be key factors in our ability to successfully bring testing services and precision driveshafts to our customers.

Raw Materials and Machinery

We currently purchase a wide variety of raw materials for use in the manufacture of our specialty equipment. The principal raw materials we purchase include steel, iron, granite composite, precious group metals, aluminum, resin, copper and lead, all of which are available from numerous sources. Our positive relationships with our suppliers generally allow us to order precise quantities and types of our raw materials on short notice, thereby enabling us to maintain relatively low inventories. We have not experienced any significant shortages of raw materials or other products and normally do not carry inventories of raw materials or finished products in excess of those reasonably required to meet our production and shipping schedules. In the future, we will continue to purchase these raw materials as we manufacture specialty equipment for sale to our customers as well as for use in our own testing services.

As we implement our strategy of manufacturing precision driveshafts, we will procure a wide variety of products and machinery, including machined parts, active and passive electrical components, circuit boards, microprocessor chips, stampings, fasteners, castings, die cuts, bearings, motors, displays, sensors and electronic assemblies. We believe that we will be able to establish and maintain strong relationships with a sufficient number of suppliers to ensure a reliable supply of such products and machinery to accommodate our production schedule as we develop this business.

Customers and Marketing

Customers. Sales of our specialty equipment accounted for approximately 95%, 100% and 100% of our revenues in the fiscal years ended December 31, 2003, 2002 and 2001, respectively, and 98% of our revenues in the nine months ended September 30, 2004. We have not generated significant revenues to date from providing axle testing services or manufacturing driveshafts. We have sold our specialty equipment to customers in both the automotive and heavy equipment industries primarily in North America. Our automotive customers include domestic OEMs (representing approximately 70% of the North American market in 2003) such as Ford, General Motors and Daimler Chrysler and their suppliers, including Visteon, Dana and American Axle Manufacturing.

Visteon Corporation accounted for approximately 48% of our revenue in the nine months ended September 30, 2004 and approximately 47% of our revenue in 2003. Sales to Transaxle Manufacturing of America, a joint venture of Deere & Company, Yanmar Diesel Engine Co. and Kanzaki Kokyukoki Manufacturing Co., accounted for approximately 19% of our revenue for the nine months ended September 30, 2004 and approximately 21% of our revenue in 2003. American Axle accounted for 19% of our revenue for the 2004 period. Dana Corporation accounted for 17% of our revenue in 2003. Additionally, our automotive industry customers accounted for 69% of our revenues in the nine months ended September 30, 2004 and 64% of our revenues in 2003. As we grow our business, our goal will be to broaden our base of customers; however, we expect that a significant portion of our revenues will continue to be concentrated in a limited number of customers who are in the automotive and heavy equipment industries.

Our specialty equipment has been used by our customers to test and/or manufacture components on the following vehicle models:

OEM	Model
Ford Motor Company	Ford Mustang, F-150, Explorer, Expedition, Thunderbird Lincoln Town Car and LS, Crown Victoria, Aviator Mercury Mountaineer, Grand Marquis Jaguar X-type
General Motors Corporation	Chevrolet Silverado GMC Sierra Hummer 3 Pontiac Aztec Buick Rendezvous Saturn Vue Suzuki Sidekick
DaimlerChrysler Corporation	Jeep Grand Cherokee, Liberty Dodge Ram truck

In addition, we have provided specialty equipment to customers in the heavy equipment industry to test the following products:

Customer	Products Tested
Mack Trucks, Inc. a Volvo Group company	E-Tech/E-7
Caterpillar Inc.	3176
Deere & Company	300, 4045, 6068
Cummins Inc.	4B-3.9; 6B-5.9
TMA Corp.	Gator and C.U.T.

As we launch our manufacturing business, we will seek contracts from OEMs and Tier 1 suppliers to supply precision driveshafts for specialty vehicles. OEMs and Tier 1 suppliers generally award contracts with a duration from one year to the life of the vehicle model, which is generally three to ten years. The contracts typically do not require any minimum purchase by the OEMs or Tier 1 suppliers. In addition, OEMs and Tier 1 suppliers might terminate the manufacturing arrangements we enter into with them or eliminate, significantly reduce, or delay the amount of manufacturing or testing services they actually order from us.

Sales and Marketing. We have a direct sales team consisting of four sales professionals. Our sales and marketing activities are designed to create overall awareness for our manufacturing of precision driveshafts, our axle testing services and the capabilities of our specialty equipment. As we implement our strategy of marketing our testing services and our manufacturing capabilities for precision driveshafts, we will adjust our sales and marketing team’s focus as we perceive market opportunities. We will not only focus our resources on axle and driveshaft manufacturers but also on OEMs’ product engineering departments to increase our market awareness and market penetration. We regularly host technology demonstrations at our Wixom, Michigan headquarters. We also selectively advertise in trade publications. We intend to market our specialty equipment, testing services and precision driveshafts to domestic OEMs as well as European and Japanese OEMs, in an effort to broaden our sales across all of the North American automotive market.

Competition

In manufacturing specialty equipment for manufacturers of heavy-duty diesel engines, we compete with Ingersoll-Rand Company, ABB, Ltd. and Thyssen Krupp AG. While we are not aware of any other company performing testing services using an automated process such as ours, our potential customers perform their own testing on their products and, therefore, our business will grow as we are able to convince these customers to outsource their testing needs. As we begin manufacturing precision driveshafts, we will compete with other driveshaft manufacturers such as Dana Corporation, Visteon Corporation and American Axle & Manufacturing Holdings, Inc. on the basis of the quality of our products, service, price, timely delivery and technological innovation. Over time, our manufacturing techniques may face competition from new entrants to the market for production line assembly and testing in which defects are substantially reduced. Although there can be no assurance that our testing services or precision driveshaft manufacturing will be free from competition or that we will be able to maintain our profitability if the competitive environment changes, we believe our complex technology and protection of intellectual property rights serve as a strong barriers to market entry.

Seasonality and Cyclicality

Although our customers are in the automotive and heavy equipment industries, our historical results of operations have generally not reflected typical cyclical or seasonal fluctuations in revenues and operating income. This is because we have historically sold specialty equipment used by our customers to test their products and our customers need to test their products regardless of the number of products they produce or the number of vehicles that are sold. As we expand our testing services and begin to manufacture precision driveshafts, however, we may be impacted by automotive industry norms for cyclicality and seasonality in future periods. Automotive sales and production are highly cyclical and dependent on economic conditions and consumer spending. The automotive supply industry is also somewhat seasonal, typically experiencing lower revenues and operating income during the third and fourth quarters of each year because of decreased demand from OEMs in those quarters. In addition, North American OEMs halt production for approximately two weeks in July and one week in December to re-tool plants for production of new vehicle models and to allow time for employee vacations.

Backlog

Our order backlog at September 30, 2004 for our specialty equipment was approximately $1.5 million, compared to backlog of $3.9 million at September 30, 2003. Although our backlog consists of firm purchase orders, the level of backlog at any particular time is not necessarily indicative of future sales. Given the nature of our relationships with our customers, we may allow our customers to cancel or reschedule deliveries (with a penalty) and therefore backlog is not a meaningful indicator of our future financial results.

Employees

As of September 30, 2004, we had 41 full-time employees. We have not experienced any work stoppages and we believe we maintain good employee relations. Although none of our employees are currently represented by labor unions or covered by collective bargaining agreements, as we implement our manufacturing strategy we may experience organizing efforts and our workforce may be unionized.

Properties

Our principal executive offices, which include our research and development and testing facilities, are located at 50120 Pontiac Trail, Wixom, Michigan 48393. In addition, as we implement our strategy of providing testing services and manufacturing precision driveshafts, we will need to lease additional space. We believe we will be able to enter into leases for additional space at market rates.

Governmental Regulation

We are subject to various governmental regulations, such as environmental, employment and health and safety. We have various internal controls and procedures designed to maintain compliance with these regulations. The cost of our compliance programs is not material, but is subject to additions to or changes in federal, state or local legislation or changes in regulatory implementation or interpretation of government regulations.

Legal Proceedings

We are not a party to any legal proceedings other than routine litigation incidental to our business, none of which would have a material adverse impact on our financial position or results from operations.

MANAGEMENT

The following are our executive officers and directors:

Name	Age	Position
Todd C. Antenucci	45	President

James Juranitch	48	Chief Technology Officer and Director

David V. Harper	43	Vice President and Chief Financial Officer

Michael C. Azar	40	Vice President and Secretary

Christopher L. Morin	45	Director and Chairman

J.B. Davies	44	Director

Robert S. Gigliotti	56	Director

Diana E. Roggenbauer	38	Director

Executive Officers and Directors

Todd C. Antenucci, Age 45, President, joined us in July 2004. From November 1997 until June 2004, Mr. Antenucci held various positions within the sales and technology development areas of Noble International, Ltd., his last position being Vice President Business Development. Between 1990 and 1997, Mr. Antenucci held various positions in sales and engineering management with Utilase Welding Technology, Inc., later known as Noble Metal Processing, Inc. From 1982 to 1990, Mr. Antenucci was employed in various engineering positions with LTV Aerospace. Mr. Antenucci holds a B.S. degree in mechanical engineering from Michigan Technological University.

James Juranitch, Age 48, Chief Technology Officer and Director, founded our company in 1993. Mr. Juranitch had previously established Power-Tek Inc. in 1984. Power-Tek was a manufacturer of engine development test cells and products. Mr. Juranitch previously held various engineering and development positions at Pratt and Whitney Aircraft and Dresser Industries. Mr. Juranitch graduated from Marquette University with a B.S. degree in mechanical engineering.

David V. Harper, Age 43, Vice President and Chief Financial Officer, joined us in April 2004. Before joining our company, Mr. Harper was Vice President of Quantum Value Partners, LP, a private equity fund and our principal shareholder, from 2003 to 2004. Mr. Harper also served as Vice President and Chief Financial Officer of Noble from 2000 to 2003. Mr. Harper served as the Co-Chief Executive and Chief Financial Officer of Moore Medical Corporation, a distributor of medical products, from 1998 until 1999. From 1994 to 1998, Mr. Harper was divisional Senior Vice President and Chief Financial Officer of Primedia, Inc., a leading publishing concern. Mr. Harper also held various management positions with United Technologies Corporation, Business Expansion Capital Corporation and International Dairy Queen, Inc. Mr. Harper holds an MBA degree in Finance from the Wharton School of the University of Pennsylvania.

Michael C. Azar, Age 40, Vice President and Secretary, joined us in November 2003. Mr. Azar is also Vice President, General Counsel and Secretary of Noble, having served as General Counsel of Noble since

1997. Mr. Azar is also a Principal and Managing Director of Quantum Value Partners, LP, a private equity fund and our principal shareholder. Before joining Noble, Mr. Azar was employed as General Counsel to River Capital, Inc., an investment banking firm, from January through November 1996.

Christopher L. Morin, Age 45, Director and Chairman, has served on our board since October 2003. Mr. Morin has served as Chief Executive Officer of Noble since May 2003 and President of Noble since May 2001. He served as Chief Operating Officer of Noble from 1997 to May 2003. Before joining Noble in 1997, Mr. Morin was the Chief Operating Officer of Talon Automotive Group LLC, a privately held automotive supplier, from 1994 through 1997. Before joining Talon, Mr. Morin was Vice President of Operations for Irvin Automotive Products, a division of Takata, North America.

J. B. Davies, Age 44, Director, has served on our board of directors since November 2004. Mr. Davies currently serves as President of JBD Real Estate Services Corporation (“JBDRES”), a position that he has held since 1996. JBDRES is a fully integrated company active in all facets of the development process including land acquisition, financing, coordinating architectural and engineering design, competitive bidding, leasing and property management. Mr. Davies’ professional designations and activities include C.P.A. State of Michigan, member of the Urban Land Institute, International Council of Shopping Centers and licensed real estate broker. Mr. Davies presently serves as President and a member of the Board of Directors of Birmingham Country Club and President and Co-Founder of the Michigan Fingerstyle Guitar Society. Mr. Davies graduated with a Bachelor of Arts Degree in Accounting and Finance from Michigan State University.

Robert S. Gigliotti, Age 56, Director, has served on our board of directors since November 2004. Mr. Gigliotti is the Managing Tax Partner for the firm of Perrin, Fordree & Company, P.C. in Troy, Michigan. Mr. Gigliotti was granted his Certified Public Accountant’s license in 1972 and joined the firm of Perrin, Fordree & Company, P.C. in 1976 after six years in the tax department of the Detroit office of Arthur Andersen & Company. His specialties include estate and financial planning, franchising and corporate taxation. Mr. Gigliotti has a Bachelor Degree in Business from Alma College. He has been a Visiting Professor In Taxation at Alma College and was on the Board of Trustees of that Institution for thirteen years. He is a member of the American Institute of Certified Public Accountants and the Michigan Association of Certified Public Accountants Financial Planning Committee and Tax Committee. In addition, he is Secretary of Troy’s Economic Development Council and is involved with numerous other community and charitable organizations.

Diana E. Roggenbauer, Age 38, Director, has served on our board of directors since November 2004. Ms. Roggenbauer has held various positions with GenTek, Inc., a provider of products and services to the automotive, appliance and electronics industries and a manufacturer of specialty chemicals, since 1993. Ms. Roggenbauer currently serves as Controller of Defiance Testing & Engineering Services, Inc., a wholly owned subsidiary of GenTek, Inc. Ms. Roggenbauer has an MBA in Finance from the University of Michigan.

Board of Directors

In accordance with our bylaws, our board of directors may consist of one to five members as fixed by resolution of the board. Currently, our board of directors consists of five members. Board members will be elected annually at our annual meeting of shareholders. We will maintain at least a majority of independent directors on our board.

Committees of the Board of Directors

Our board of directors has the authority to appoint committees to perform certain management and administrative functions. Immediately following the completion of this offering, our board of directors will establish an audit committee, a compensation committee and a nominating and governance committee, each comprised solely of our independent directors.

Audit Committee. The audit committee will review and recommend outside auditors and compensation paid to outside auditors, review results and recommendations in each external audit, assist external auditors in connection with the preparation of financial statements, review the procedures we use to prepare financial statements and related management commentary, and meet periodically with management to review our major financial risk exposures.

Compensation Committee. The compensation committee will make all decisions regarding the compensation of executive officers and directors and the granting of options under our Equity Incentive plan.

Nominating and Governance Committee. The nominating and governance committee will identify qualified individuals to become members of the board of directors in a manner consistent with criteria approved by the board of directors, and recommend that our board of directors select the director nominees for the next annual meeting of shareholders. The nominating and governance committee will also make an annual report to the board on the Chief Executive Officer succession plan, oversee the evaluation of our board of directors and management and develop and recommend to the board of directors our corporate governance practices.

Directors’ Compensation

After this offering, each non-employee director will receive $2,500 for each meeting of our board of directors and its committees, so long as a director attends the meetings, plus reimbursement of expenses incurred in attending the meetings. Directors shall not be compensated for attending more than four meetings in a fiscal year and will not receive additional compensation for their service on committees of the board. No director who is an employee will receive separate compensation for services rendered as a director. Our directors are eligible to participate in our 2004 Equity Incentive plan and are eligible to receive stock options granted under our 2004 Equity Incentive Plan.

Compensation Committee Interlocks and Insider Participation

Before this offering, we did not have a compensation committee. The board of directors made all decisions concerning executive compensation before this offering. One of our board members, Mr. Juranitch, is also an executive of our company. We lease our current facility at 50120 Pontiac Trail, Wixom, Michigan from Pontiac Trail, LLC, a limited liability company controlled by James Juranitch, our Chief Executive Officer. We also lease equipment from Pontiac Trail LLC. Our current monthly payment to Pontiac Trail for rent and the equipment is approximately $26,500; we made the same monthly payments to Pontiac Trail during 2003. We paid $317,736 under these leases during 2003 and $238,302 for the nine months ended September 30, 2004. We believe that the terms under which we lease the facility and equipment are as favorable as those generally available from unaffiliated third parties. In July 2004, Mr. James Juranitch, our Chief Executive Officer, paid off short-term debt of $80,600 owed to us. None of our executive officers serves as a member of the board of directors or compensation committee of an entity that has an executive officer serving as a member of our board of directors.

None of our current executive officers serves as a member of the board of directors or compensation committee of an entity that has any executive officer serving as a member of our board of directors.

Executive Compensation

The following table sets forth certain information for the years ended December 31, 2003, 2002 and 2001 concerning compensation earned for service rendered to us in all capacities by our Chief Executive Officer and the other most highly compensated executive officers whose compensation, as such term is defined by the SEC, exceeded $100,000 for the year ended December 31, 2003.

SUMMARY COMPENSATION TABLE

	Annual Compensation				Long-Term Compensation	All Other Compensation
Name and Principal Position	Year	Salary	Bonus	Other Annual Compensation	Securities Underlying Options
James Juranitch, Chief Executive Officer(1)	2003 2002 2001	146,923 140,000 140,000	-0- -0- 7,102	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

Todd C. Antenucci, President(2)	2003	-0-	-0-	-0-	-0-	-0-

David V. Harper, Vice President and CFO(3)	2003	-0-	-0-	-0-	-0-	-0-

Michael C. Azar, Vice President and Secretary(4)	2003	-0-	-0-	-0-	-0-	-0-

(1)	Mr. Juranitch served as our Chief Executive Officer from inception to October 2004 when he became our Chief Technology Officer.
(2)	Mr. Antenucci’s employment with us began in July 2004.
(3)	Mr. Harper’s employment with us began in April 2004.
(4)	Mr. Azar’s employment with us began in November 2003, but he did not receive compensation from us during 2003.

Employment Agreement

On October 31, 2003, Mr. Juranitch entered into an employment agreement with us. The employment agreement provides that Mr. Juranitch will be paid a base salary of $200,000; he is also eligible to receive a bonus at the discretion of the Board of Directors. The agreement’s term continues until October 31, 2004, but will automatically extend for additional one year periods unless it is terminated by either party upon 60 days notice. In addition, we may terminate the agreement at any time, with or without cause. Mr. Juranitch also has the ability to terminate the agreement if the board changes his current duties and responsibilities such that his remaining duties and responsibilities are not commensurate with those generally belonging to an executive officer. In each of these circumstances, if we have not cured the situation within 30 days, Mr. Juranitch may terminate his employment agreement. Upon termination of the employment agreement Mr. Juranitch is entitled to receive a payment equal to three month’s base salary if the termination occurs before October 31, 2006 and one year of base salary if the termination occurs after October 31, 2006, except Mr. Juranitch will not receive this payment if his termination is for cause or if he elects to terminate the agreement upon 60 days notice.

Pursuant to the terms of the agreement, Mr. Juranitch has agreed not to compete with us for a period of three years following termination of his employment (unless we terminate the agreement for reason other than cause, in which case he agrees that he will not compete for one year). He has also agreed not to divulge any of our trade secrets.

2004 Equity Incentive Plan

In connection with this offering, our board of directors adopted and our shareholders approved the 2004 Equity Incentive Plan, to enable us to attract, retain and motivate our employees and non-employee directors through equity-based compensatory awards including stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and performance units.

Shares reserved. The maximum number of shares of common stock reserved for issuance under the plan is 350,000 shares. The total number of shares reserved for issuance may, however, be adjusted to reflect certain corporate transactions or changes in our capital structure. No shares will be granted to an employee prior to January 1, 2006.

Limitations on awards. During any calendar year, participants are limited in the number of grants they may receive under the plan. No participant may receive options for more than 15,000 shares, stock appreciation rights with respect to more than 20,000 shares, more than 20,000 shares of restricted stock and/or an award for more than 10,000 performance shares or restricted stock units or performance units.

Administration. The plan may be administered by a committee of our board comprised of members who are outside directors within the meaning of Section 162(m) of the Internal Revenue Code of 1986 and “non-employee directors” within the meaning of Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934. The committee may delegate administration of the plan to an executive officer who is not subject to Section 16 of the Exchange Act. The plan provides that the committee has the authority to, among other things, select plan participants, determine the type and amount of awards, determine award terms, fix all other conditions of any awards, interpret the plan and any plan awards.

Eligibility. Our employees and members of our board of directors who are not our employees or employees of our affiliates are eligible to participate in the plan. All references in this summary to “directors” refer to our non-employee directors.

Stock options. Employees may be granted stock options under the plan that are intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, or stock options that are not intended to so qualify, called non-qualified stock options. Directors may be granted non-qualified stock options. The committee shall determine the type of option, the price and the term and vesting schedule of each stock option, but no incentive stock option will vest less than one year after the date of the grant or be exercisable more than ten years after the date of grant. The exercise price of each incentive stock option must not be less than 100.0% of the fair market value of our common stock on the grant date. The exercise price of each stock option granted under the plan will be paid in the form(s) specified by the committee, and may be made in a single payment, in installments, or on a deferred basis, as prescribed by the committee. Stock options are not transferable except by will or the laws of descent and distribution.

Stock appreciation rights. Employees may be granted stock appreciation rights under the plan. Directors are not eligible to receive stock appreciation rights. Stock appreciation rights entitle employees to receive upon exercise an amount equal to the number of shares of common stock subject to the award multiplied by the excess of the fair market value of a share of common stock at the time of exercise over the grant price per share. A stock appreciation right may be granted by the committee at any time, will become exercisable as determined by the committee and must have an exercise price of at least 100.0% of the fair market value of a share of common stock on the grant date. Stock appreciation rights may be settled in cash, shares of stock, other securities, other awards, other property, or any combination of the foregoing, as determined by the committee.

Restricted stock and restricted stock units awards. The plan also provides for awards of restricted stock and restricted stock units to both employees and to our directors, entitling the recipients to acquire or receive shares of our common stock that are subject to such vesting, transferability, forfeiture, repurchase and other conditions as the committee may determine.

Restricted shares and restricted stock units are subject to restrictions as determined by the committee including, with respect to restricted shares, limitation on voting rights and the right to receive dividends, and other restrictions that lapse upon the achievement of goals such as completion of service or performance goals. If vesting of restricted stock and restricted stock units is subject only to completion of a specified period of employment or board service, the minimum period of service must be at least three years. The restricted shares or restricted stock units will be evidenced as determined by the committee. Any stock certificates issued with respect to restricted shares will contain legends describing the restrictions on the stock. At the end of the restriction period, stock certificates without restrictive legends will be delivered or, if stock certificates with legends were previously issued with respect to restricted shares, the legends on these certificates will be removed. If an employee’s employment or a director’s service terminates for any reason during the restriction period, all shares of restricted stock or restricted stock units still subject to restriction will be forfeited, unless the committee determines that it is in our best interest to waive the restrictions.

Performance shares and performance units. The plan provides that performance shares and performance units may be granted to our employees. Directors are not eligible to receive these awards. Performance shares entitle our employees to acquire shares of our common stock upon the attainment of specified performance goals as described in the plan. Performance units entitle our employees to receive cash, shares of stock or restricted stock or restricted stock units upon the attainment of specific performance goals as described in the plan. The committee may determine in its discretion the specific performance goals applicable under each performance share or unit award, the periods during which performance is to be measured and all other limitations and conditions applicable to the award. The committee may alter performance goals, subject to shareholder approval, to qualify the performance shares for the performance-based exception contained in Section 162(m) of the Internal Revenue Code. The committee may also grant performance shares that do not meet this performance-based exception. Following the end of the performance period, if the performance goals have been met, payment of the earned performance shares or performance units will be made. The form of payment will be designated by the committee and can include cash, shares, restricted shares, restricted stock units, or a combination of the foregoing.

Amendment and termination. At any time, the board may amend the plan, subject to shareholder approval for certain amendments, including increasing the shares that may be awarded under the plan and expanding the persons who may participate in the plan. The committee may amend any outstanding award in accordance with the plan. The board may suspend or terminate the plan at any time; however, termination will not affect the participants’ rights with respect to awards previously granted to them, and unexpired awards will continue in full force until they lapse by their own terms.

As of the date of this prospectus, no awards had been granted under the plan.

401(k) Savings Plan

We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, that covers all of our employees. Pursuant to our 401(k) plan, participants may elect to reduce their current compensation, on a pre-tax basis, by any percentage the participant elects, up to statutorily prescribed annual limit, and have the amount of the reduction contributed to the 401(k) plan. However, participant contributions from bonuses are limited to 25%. The 401(k) plan also permits us, in our sole discretion, to make employer matching contributions equal to a specified percentage (as we determine) of the amount a participant has elected to contribute to the plan, and/or employer profit-sharing contributions equal to a specified percentage (as we determine) of an employee’s compensation. We currently match employee contributions up to a maximum amount of $2,000 per employee. Contributions made by employees or by us to the 401(k) plan, and the income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and we can deduct the employees’ contributions and our contributions, if any, at the time they are made.

RELATIONSHIPS AND RELATED TRANSACTIONS

We lease our current facility at 50120 Pontiac Trail, Wixom, Michigan from Pontiac Trail, LLC, a limited liability company controlled by James Juranitch, our Chief Executive Officer. We also lease equipment from Pontiac Trail LLC. Our current monthly payment to Pontiac Trail for rent and the equipment is approximately $26,500; we made the same monthly payments to Pontiac Trail during 2003. We paid $317,736 under these leases during 2003 and $238,302 for the nine months ended September 30, 2004. We believe that the terms under which we lease the facility and equipment are as favorable as those generally available from unaffiliated third parties.

On October 31, 2003, in order to finance the acquisition of the assets of Veri-Tek International Corp., Quantum-VeriTek, Inc., our predecessor company and an affiliate of Quantum Value Partners, LP, entered into a subordinated debt agreement with Quantum Value Partners, LP, our principal shareholder. The purchase price for the assets of our predecessor company was $6 million in cash plus the aggregate sum of the assumed liabilities. Under our subordinated debt agreement, our predecessor company borrowed $5.9 million which must be repaid in 2008. The subordinated debt accrued annual interest at a rate of 20%. At the time the agreement was executed, 8% of the interest was paid in cash on a quarterly basis and 12% of the interest was accrued quarterly and added to the principal. In April 2004, the agreement was amended to accrue all interest payments quarterly and add them to the principal. The parties to the debt agreement further amended the debt agreement so that upon the closing of this offering, the debt will be converted into 1,195,900 shares of our common stock, which is equal to the aggregate amount of principal and interest outstanding on the subordinated debt at such time divided by the offering price per share of our common stock in this offering. Pursuant to the foregoing amendment our subordinated debt will not accrue interest beyond October 30, 2004. As of September 30, 2004 we had subordinated debt of approximately $7.1 million. We believe that the terms under which we have borrowed from Quantum Value Partners are as favorable as those generally available from unaffiliated third parties.

In July 2004, Mr. James Juranitch, our Chief Executive Officer, paid off short-term debt of $80,600 owed to us.

Mr. Michael C. Azar, our Vice President and Secretary, is also a Principal and Managing Director of Quantum Value Partners, LP, a private equity fund and our principal shareholder.

We expect that any future transactions with our officers, directors or holders of 5% or more of our common stock will be on terms no less favorable to us than could be obtained from an independent third party.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock after giving effect to the conversion of our convertible subordinated debt into 1,195,900 shares of our common stock upon the closing of this offering by:

•	each person that beneficially owns more than 5% of our outstanding common stock,

•	each of our directors and executive officers identified in the Summary Compensation Table, and

•	all directors and executive officers as a group.

Unless otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares beneficially owned. Unless otherwise noted in the footnotes, the address for each principal shareholder is in care of Veri-Tek International, Corp., 50120 Pontiac Trail, Wixom, Michigan 48393.

As of October 22, 2004, there were 13 holders of record of our common stock. For purposes of calculating amounts beneficially owned by a shareholder before the offering, the number of shares deemed outstanding includes 3,000,000 shares of common stock outstanding as of October 22, 2004. The percentage of beneficial ownership after this offering is based on 3,000,000 shares outstanding prior to this offering, and an assumed 6,695,000 shares outstanding after this offering.

	Number of Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Beneficial Owner		Before Offering	After Offering
James Juranitch	920,001	29.67%	13.74%
David V. Harper	30,000	1%	*
Todd C. Antenucci	50,000	1.67%	*
Michael C. Azar(1)	1,800,000	60%	44.74%
Christopher L. Morin	75,000	1.79%	1.12%
J.B. Davies	—	—	—
Robert S. Gigliotti	—	—	—
Diana E. Roggenbauer	—	—	—
Executive Officers and Directors as Group (5 persons)	2,875,001	95.8%	60.84%
Other 5% Shareholders
Quantum Value Partners, LP(1)	1,800,000	60%	44.74%

*	1.0% or less
(1)	The general partner of Quantum Value Partners, LP, a Delaware limited partnership (“QVP”) is Quantum Value Management, LLC, a Delaware limited liability company (“QVM”) whose members are Michael C. Azar, our Vice President and Secretary, David Langevin and Robert Skandalaris. The managing member of QVM is Michael Azar. Mr. Skandalaris, Mr. Langevin and Mr. Azar may be deemed to have voting and/or investment power over securities held by QVP.

DESCRIPTION OF CAPITAL STOCK

General

We are authorized to issue up to 20,000,000 shares of common stock, no par value, of which approximately 3,000,000 shares will be issued and outstanding immediately before the effective date of the registration statement covering the offering. We are also authorized to issue up to 150,000 shares of preferred stock, no par value, of which no shares are issued or outstanding.

Common Stock

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by shareholders. In accordance with Michigan law, the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present (which shares voting affirmatively also constitute at least a majority of the required quorum) shall be the act of the shareholders.

Shares of our common stock have no preemptive rights, no redemption or sinking fund provisions, and are not liable for further call or assessment. The holders of such common stock are entitled to receive dividends when and as declared by our board of directors out of funds legally available for dividends, subject to the prior rights or preferences applicable to any preferred stock then outstanding. Since October 2003, our board of directors has not declared or paid any cash dividends, and our board of directors does not currently anticipate paying any cash dividends in the foreseeable future.

If we are liquidated, our creditors and any holders of our preferred stock with preferential liquidation rights will be paid before any distribution to holders of common stock. The holders of common stock would be entitled to receive a pro rata distribution per share of any excess amount. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

Preferred Stock

Our articles of incorporation empower our board of directors to issue up to 150,000 shares of preferred stock from time to time in one or more series. Any issuance of preferred stock must be approved by a majority of our independent directors who do not have an interest in the issuance and who have access, at our expense, to our legal counsel or other independent counsel. Subject to the approval of our independent directors, our board may fix the rights, preferences, privileges and restrictions of those shares, including dividend rights, conversion rights, voting rights, redemption rights, terms of sinking funds, liquidation preferences and the number of shares constituting any series or the designation of the series. Any preferred stock terms selected by our board of directors and approved by a majority of our independent directors could decrease the amount of earnings and assets available for distribution to holders of our common stock or adversely affect the rights and power, including voting rights, of the holders of our common stock without any further vote or action by the shareholders. The rights of holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued by us in the future. The issuance of preferred stock could also have the effect of delaying or preventing a change in control of our company or make removal of management more difficult.

Indemnification of Directors and Executive Officers

Our Amended and Restated Bylaws provide for indemnification of our officers and directors to the fullest extent permitted by Michigan law.

There is no pending litigation or proceeding involving any of our directors, officers, employees or other agents as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director, officer, employee or other agent.

We have obtained directors’ and officers’ liability insurance for our officers and directors.

Potential Anti-Takeover Provisions

Business Combination Provisions under Michigan Law

Chapters 7A and 7B of the Michigan Business Corporation Act may affect attempts to acquire control of us.

Chapter 7A is entitled “Business Combinations with Interested Shareholders.” This Chapter applies to us. In general, under Chapter 7A, business combinations between us or any subsidiaries and an interested shareholder can only be consummated if approved by at least 90% of the votes of each class of our shares entitled to vote and by at least two-thirds of those voting shares not held by the interested shareholder or its affiliates, unless five years have lapsed after the person involved became an interested shareholder and unless certain price and other conditions are satisfied. “Business combinations” are defined to include, among other transactions, the merger, disposition of assets or shares, dissolution or liquidation, reclassification of securities and recapitalization. An “interested shareholder” is defined as the direct or indirect beneficial owner of at least 10% of the voting power of our outstanding shares. Under Michigan law, our board of directors has the power to elect to be subject to Chapter 7A as to specifically identified or unidentified interested shareholders.

Chapter 7B is entitled “Control Share Acquisitions.” This Chapter applies to us. In general, under Chapter 7B, an entity that acquires control shares of us may vote those control shares on any matter only if a majority of all shares, and of all non-interested shares of each class of shares entitled to vote as a class, approve those voting rights. “Interested shares” are shares owned by our officers or employee-directors and by the entity making the control share acquisition. “Control shares” are shares that when added to shares already owned by an entity, would give that entity voting power in the election of directors over any of the three thresholds: one-fifth, one-third and a majority. The statutes’ effect is to condition the acquisition of voting control over us on the approval of a majority of our pre-existing disinterested shareholders. The board of directors may amend the Articles of Incorporation before a Control Share Acquisition occurs to provide that Chapter 7B does not apply to the Company. In addition, certain provisions in the Company’s Articles of Incorporation and Amended and Restated Bylaws could have the effect of delaying, deferring or preventing changes in control of the Company.

Articles of Incorporation and Amended and Restated Bylaws Provisions

The Company’s Articles of Incorporation and Amended and Restated Bylaws include a number of provisions that may have the effect of encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with the board of directors rather than pursue non-negotiated takeover attempts. These provisions include a limitation on our shareholders’ ability to call a special meeting, a limitation of our shareholders to amend, alter or repeal our Amended and Restated Bylaws and the ability of our board of directors, with approval from a majority of our independent directors, to issue shares of blank check preferred stock.

American Stock Exchange Trading

We have applied to have the shares of our common stock approved for listing on the American Stock Exchange under the symbol “VCC”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer and Trust Company. The transfer agent’s address is 6201 15th Avenue, #3K, Brooklyn, New York 11219, and its telephone number is (800) 937-5449.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there was no market for our common stock. We cannot predict the effect, if any, that the sale of our common stock or the availability of shares of common stock for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of common stock in the public market following the offering could adversely affect the market price of the common stock and adversely affect our ability to raise capital at a time and on terms favorable to us.

Sale of Restricted Shares

Upon completion of this offering, we will have 6,695,900 shares of common stock outstanding, assuming no exercise of the underwriter’s over-allotment option. Of these shares of common stock, the 2,500,000 shares of common stock being sold in this offering, plus any shares sold upon exercise of the underwriter’s over-allotment option, will be freely tradeable without restriction under the Securities Act, except for any such shares which may be held or acquired by an “affiliate” of ours, as that term is defined in Rule 144 under the Securities Act. Shares held by any affiliate of ours will be subject to the volume limitations and other restrictions of Rule 144 described below. The remaining shares of common stock held by our existing shareholders upon completion of the offering will be “restricted securities,” as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rule 144 and 144(k) under the Securities Act, which rules are summarized below.

Taking into account the lock-up agreements described below and the provisions of Rule 144, shares of common stock in addition to those being sold in this offering will be available for sale in the public market as follows:

•	no shares will be available for sale on the date of this prospectus; and

•	6,695,900 shares will be available for sale beginning 270 days after the date of this prospectus, pursuant to Rule 144, subject to applicable volume limitations and other restrictions set forth in Rule 144.

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares for at least one year, including an “affiliate,” as that term is defined in the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of our common stock (approximately 66,959 shares immediately following the offering); or

•	the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. A shareholder who is deemed not to have been an “affiliate” of ours at any time during the 90 days preceding a sale, and who has beneficially owned restricted shares for at least two years, would be entitled to sell such shares under Rule 144(k) without regard to the volume, limitations, manner of sale provisions or public information requirements.

There are 350,000 shares of common stock reserved for issuance under our 2004 Equity Incentive Plan. No options have been granted to purchase shares of our common stock under the 2004 Equity Incentive Plan, and we do not intend to grant any options to purchase shares of common stock under this plan in connection with this offering. We intend to register the shares of common stock reserved for issuance under our 2004 Equity Incentive Plan within 180 days after the date of this prospectus.

Lock-up Arrangements

All of our existing shareholders have agreed not to sell or otherwise dispose of any shares of common stock for a period of 270 days after the date of this prospectus without the prior written consent of Anderson & Strudwick. Upon the expiration of these lock-up agreements, additional shares will be available for sale in the public market, subject to applicable volume limitations and other restrictions set forth in Rule 144 under the Securities Act. In addition, we have agreed that we will not to offer, agree to sell or sell any securities convertible into or exchangeable for our common stock, or rights to receive our common stock, for a period of 270 days after the date of this prospectus (other than the conversion of our subordinated debt to our common stock or pursuant to the 2004 Equity Incentive Plan).

UNDERWRITING

Anderson & Strudwick, Inc. is acting as underwriter. Subject to the terms and conditions described in an underwriting agreement between us and the underwriter, we have agreed to sell to the underwriter, and the underwriter has agreed to purchase from us, 2,500,000 shares.

Subject to the terms and conditions in the underwriting agreement, the underwriter has agreed to purchase all the shares of our common stock being sold pursuant to the underwriting agreement if any of these shares of our common stock are purchased. If the underwriter defaults, the underwriting agreement provides that the underwriting agreement may be terminated.

We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriter may be required to make in respect of those liabilities.

The underwriter is offering the shares of our common stock, subject to prior sale, when, as and if issued to and accepted by it, subject to conditions contained in the underwriting agreement, such as the receipt by the underwriter of officers’ certificates and legal opinions. The underwriter reserves the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The underwriter has advised us that it proposes initially to offer the shares of our common stock to the public at the initial public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $[            ] per share. The underwriter may allow, and the dealers may reallow, a discount not in excess of $[            ] per share to other dealers. After the initial public offering, the offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount to be paid by us to the underwriter and the proceeds, before expenses, to us. This information assumes either no exercise or full exercise by the underwriter of its overallotment option.

	Per Share	Without Option	With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of this offering, not including the underwriting discount, are estimated at $600,000 and are payable by us. The offering expenses payable by us include a non-accountable expense allotment payable to the underwriter in an amount equal to 1% of the aggregate offering price of the shares sold in this offering.

Overallotment Option

We have granted an option to the underwriter to purchase up to 375,000 additional shares of our common stock at the initial public offering price less the underwriting discount. The underwriter may exercise this option for 45 days from the date of this prospectus solely to cover any over-allotments. If the underwriter exercises this option, it will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares of our common stock.

Lock-Up Agreements

Each of our existing shareholders has agreed with us not to sell or otherwise transfer any shares of our common stock for 270 days after the date of this prospectus without first obtaining the written consent of Anderson & Strudwick. Specifically, we and our shareholders have agreed not to directly or indirectly:

•	offer, pledge, sell, contract to sell or otherwise dispose of any shares of our common stock;

•	sell any option or contract to purchase any shares of our common stock;

•	purchase any option or contract to sell any shares of our common stock;

•	grant any option, right or warrant for the sale of any shares of our common stock, except pursuant to our 2004 Equity Incentive Plan;

•	lend or otherwise dispose of or transfer any shares of our common stock;

•	request or demand that we file a registration statement related to any shares of our common stock; or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequences of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

These lock-up agreements apply to shares of our common stock and to securities convertible into, or exchangeable or exercisable for, or repayable with, shares of our common stock. It also applies to shares of our common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Market and Pricing Considerations

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the underwriter. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operation, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the factors listed above in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares of our common stock may not develop. It is possible that after this offering the shares will not trade in the public market at or above the initial public offering price.

Discretionary Shares

The underwriter will not sell any shares of our common stock in this offering to accounts over which it exercises discretionary authority, without first receiving written consent from those accounts.

Listing on the American Stock Exchange

Application has been made for the listing of the shares on the American Stock Exchange under the symbol “VCC.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares of our common stock is completed, SEC rules may limit the underwriter from bidding for and purchasing our common stock, but the underwriter may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriter may make short sales of our common stock. Short sales involve the sale by the underwriter at the time of the offering of a greater number of shares than it is required to purchase in the offering. Covered short sales are sales made in an amount not greater than the overallotment option. The underwriter may close out any covered short position by either exercising its overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the public offering price at which it may purchase the shares through the overallotment option.

Naked short sales are sales in excess of the overallotment option. The underwriter must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

Similar to other purchase transactions, the purchases by the underwriter to cover syndicate short positions may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than it would otherwise be in the absence of these transactions.

Neither we nor the underwriter make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriter make any representation that the underwriter will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Directed Share Program

The underwriter has reserved for sale at the initial public offering price up to                      shares of our common stock for employees, directors and other persons associated with us who have expressed an interest in purchasing common stock in this offering. The number of shares available for sale to the general public in this offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriter to the general public on the same terms as the other shares.

LEGAL MATTERS

The validity of the shares of common stock issued in this offering will be passed upon for us by Foley & Lardner LLP, Detroit, Michigan. The underwriter has been represented by McGuireWoods LLP, Richmond, Virginia.

EXPERTS

Our financial statements included in this prospectus for the period ending December 31, 2003 have been audited by Freedman & Goldberg, CPAs, PC, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The financial statements included in this prospectus for JCJ International, Inc., f/k/a Veri-Tek International Corporation and our predecessor, for the two years ending December 31, 2002, and the period ended October 31, 2003 have been audited by Freedman & Goldberg, CPAs, PC, independent auditors, as stated in their report appearing herein and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (of which this prospectus is a part) under the Securities Act of 1933, as amended, relating to the common stock we are offering. This prospectus does not contain all the information that is in the registration statement. Certain portions of the registration statement have been omitted as allowed by the rules and regulations of the SEC. Statements in this prospectus which summarize documents are not necessarily complete, and in each case you should refer to the copy of the document filed as an exhibit to the registration statement. For further information regarding our company and our common stock, please see the registration statement and its exhibits and schedules. You may examine the registration statement free of charge at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of the registration statement may also be obtained from the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, or by calling the SEC at 1-800-SEC-0330, at prescribed rates. In addition, the registration statement and other public filings can be obtained from the SEC’s website at http://www.sec.gov. Our website address is www.veri-tek.com. Any information that is included on or linked to our website is not a part of this prospectus.

We intend to furnish our shareholders written annual reports containing audited financial statements certified by an independent public accounting firm.

INDEX TO FINANCIAL STATEMENTS

Veri-Tek International, Corp. Financial Statements

Audited Financial Statements

Reports of Independent Registered Public Accounting Firm	F-2

Balance Sheets – December 31, 2002 and December 31, 2003	F-4

Statements of Operations – For the years ended December 31, 2001, 2002 and for the periods January 1, 2003 through October 31, 2003 and November 1, 2003 to December 31, 2003	F-5

Statements of Shareholders’ Equity – For the years ended December 31, 2001, 2002 and for the periods January 1, 2003 through October 31, 2003 and November 1, 2003 to December 31, 2003	F-6

Statements of Cash Flows – For the years ended December 31, 2001, 2002 and for the period November 1, 2003 to December 31, 2003	F-7

Notes to Financial Statements	F-9

Unaudited Financial Statements

Balance Sheets – December 31, 2003 and September 30, 2004 (unaudited)	F-19

Statements of Operations – For the nine months ended September 30, 2003 and 2004 (unaudited)	F-20

Statements of Cash Flows – For the nine months ended September 30, 2003 and 2004 (unaudited)	F-21

Notes to Interim Financial Statements (unaudited)	F-22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Veri-Tek International, Corp.

50120 Pontiac Trail

Wixom, MI 48393-2019

We have audited the accompanying balance sheets of JCJ International, Inc. fka Veri-Tek International Corporation as of December 31, 2002 and the related statement of income, shareholders’ equity (deficit) and cash flows for the period January 1, 2003 through October 31, 2003 and the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of JCJ International, Inc fka Veri-Tek International Corporation as of December 31, 2002 and the results of its operations and its cash flows for the ten months ended October 31, 2003 and the years ended December 31, 2002 and 2001, in conformity with U.S. generally accepted accounting principles.

Respectfully,

/s/ Freedman & Goldberg
Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
May 24, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Veri-Tek International, Corp.

50120 Pontiac Trail

Wixom, MI 48393-2019

We have audited the accompanying balance sheets of Veri-Tek International, Corp. as of December 31, 2003, and the related statement of income, shareholders’ equity (deficit) and cash flows for the two months then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Veri-Tek International, Corp. as of December 31, 2003 and the results of its operations and its cash flows for the two months then ended, in conformity with U.S. generally accepted accounting principles.

Respectfully,

/s/ Freedman & Goldberg
Freedman & Goldberg
Certified Public Accountants

Farmington Hills, MI
May 24, 2004

VERI-TEK INTERNATIONAL, CORP.

BALANCE SHEETS

	Predecessor	Successor
	December 31, 2002	December 31, 2003
	(Dollars in thousands)
ASSETS

Current assets
Cash	$11	$—
Accounts receivable, trade	30	105
Accounts receivable, other	—	57
Cost and estimated earnings in excess of billings	4,301	5,503
Inventories	431	432
Assets held for sale	—	21
Prepaid expenses	119	196

Total current assets	4,892	6,314

Property, plant and equipment, net	193	104

Other assets
Deferred income taxes	—	234
Goodwill	—	4,314
Patents, net of amortization of $21 and $4 in 2002 and 2003, respectively	332	379
Other	44	44

Total other assets	376	4,971

Total assets	$5,461	$11,389

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$323	$610
Deferred revenue	27	—
Accrued liabilities	123	254
Current portion of long-term debt	11	—
Revolving credit facility	3,662	4,733

Total current liabilities	4,146	5,597

Note Payable	10	—

Subordinated Debt	—	6,100

Advances from shareholder	1,500	—

Deferred tax liability	—	17

Total Liabilities	5,656	11,714

Shareholders’ equity
Common stock, no par value 10,000 authorized at December 31, 2002 and 60,000 authorized, no par value at December 31, 2003. 100 shares outstanding at December 31, 2002 and 10,000 outstanding at December 31, 2003		100
Retained earnings (deficit)	(195)	(425)

Total shareholders' equity	(195)	(325)

Total liabilities and shareholders’ equity	$5,461	$11,389

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

STATEMENTS OF OPERATIONS

	Predecessor			Successor
	Year Ended December 31,		Period from January 1, 2003 through October 31, 2003	Period from November 1, 2003 through December 31, 2003
	2001	2002
	(Dollars in thousands, except per share data)
Revenue	$12,488	$6,263	$7,420	$967

Cost of sales	7,337	2,281	3,499	660

Gross margin	5,151	3,982	3,921	307

Research and development expenses	1,253	1,843	1,248	394
Selling, general and administrative expenses	1,720	1,855	1,609	324

Operating profit (loss)	2,178	284	1,064	(411)

Other income (expense)
Interest expense, net	(381)	(235)	(194)	(232)
Loss on disposal of assets	(126)	—	—	—

Total other income (expense)	(507)	(235)	(194)	(232)

Earnings (Loss) before taxes	1,671	49	870	(643)

Income tax expense (benefit)	—	—	—	(218)

Net income (loss)	$1,671	$49	$870	$(425)

Net income (loss) per share: basic and diluted	$16,710	$490	$8,700	$(42.50)

Shares used in calculating net income (loss) per share basic and diluted	100	100	100	10,000

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

STATEMENT OF SHAREHOLDERS’ EQUITY

(Dollars in thousands)

	Common Stock		Retained Earnings (Deficit)	Total
	Number of Shares	Amount
Predecessor
Balance at December 31, 2000	100	$—	$178	$178

Net Earnings	—	—	1,671	1,671

Shareholder distribution	—	—	(1,031)	(1,031)

Balance at December 31, 2001	100	—	818	818

Net Earnings	—	—	49	49

Shareholder distribution	—	—	(1,063)	(1,063)

Balance at December 31, 2002	100	—	(196)	(196)

Net Earnings	—	—	870	870

Shareholder distributions	—	—	(491)	(491)

Balance at October 31, 2003	100	$—	$183	$183

Successor

Balance at November 1, 2003	—	$—	$—	$—

Issuance of common stock	10,000	100	—	100

Net earnings	—	—	(425)	(425)

Balance at December 31, 2003	10,000	$100	$(425)	$(325)

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

STATEMENTS OF CASH FLOWS

	Predecessor			Successor
	Year Ended December 31,		Period from January 1, 2003 through October 31, 2003	Period from November 1, 2003 through December 31, 2003
	2001	2002
	(Dollars in thousands)
Cash flows from operating activities
Net income (loss)	$1,671	$49	$870	$(425)
Adjustments to Reconcile Net Income (Loss) to:
Cash provided by (used in) operations:
Depreciation and amortization	121	84	59	10
Loss on disposal of assets	126	—	—	—
Changes in operating assets and liabilities:
(Increase) Decrease in accounts receivable	573	626	(85)	(180)
(Increase) Decrease in cost and earnings in excess of billings	(935)	1,655	(1,061)	(141)
(Increase) Decrease in inventories	(6)	(165)	(1)	—
(Increase) Decrease in prepaid expenses	80	99	(6)	(38)
(Increase) Decrease in deferred tax asset	—	—	—	(234)
(Increase) Decrease in other assets	—	—	—	—
Increase (Decrease) in accounts payable	(812)	53	12	408
Increase (Decrease) in deferred revenue	(480)	(122)	(26)	—
Increase (Decrease) in income taxes payable	—	—	—	—
Increase (Decrease) in accrued liabilities	(73)	14	84	38
Increase (Decrease) in deferred tax liability	—	—	—	17

Net cash provided by (used in) operating activities	265	2,293	(154)	(545)

Cash flows from investing activities
Acquisitions of businesses, net of cash acquired	—	—	—	(6,000)
Purchase of property, plant and equipment	(87)	(20)	(13)	(2)
Investments in patents	(138)	(215)	(66)	(1)

Net cash (used in) provided by investing activities	(225)	(235)	(79)	(6,003)

Cash flows from financing activities
Proceeds from issuance of common stock	—	—	—	100
Net proceeds (payments) on note payable to bank	1,049	(974)	723	348
Net proceeds (payments) on note payable	(11)	(13)	(10)	—
Net proceeds (payments) on subordinated note	—	—	—	6,100
Security Deposits	(44)	—	—	—
Shareholder distributions	(1,031)	(1,063)	(491)	—

Net cash provided by (used in) financing activities	(37)	(2,050)	222	6,548

Net (decrease) increase in cash and cash equivalents	3	8	(11)	—
Cash and cash equivalents at beginning of period	—	3	11	—

Cash and cash equivalents at end of period	$3	$11	$—	$—

Supplemental cash flow disclosure
Cash paid for:
Interest	$392	$227	$189	$25

Taxes	—	—	—	—

Fair value of assets acquired, including goodwill in 2003	$—	$—	$—	$10,935
Liabilities assumed	—	—	—	(4,935)
Debt issued	—	—	—	(5,900)
Stock issued	—	—	—	(100)
Cash paid	—	—	—	—

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

STATEMENT OF CASH FLOWS - CONTINUED

Supplemental disclosure of non-cash financing activity:

The Company accrued interest on the subordinated debt (See Note E) in the amount of $200,000 at December 31, 2003.

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note A – Basis of Presentation, Nature of Operations and Summary of Significant Account Policies

Basis of Presentation

The accompanying financial statements for the period from November 1, 2003 to December 31, 2003 include the accounts of Veri-Tek International, Corp. ( “VTI” or the “Company”). Included in this period are fair value adjustments to assets and liabilities, including inventory, goodwill, other tangible assets, and property plant and equipment, Accordingly, the accompanying financial statements for the periods prior to the acquisition are labeled as “Predecessor” and the period subsequent to the acquisition are labeled as “Successor”.

For the period January 1, 2001 to October 31, 2003 the financial statements include the accounts of the Predecessor company, JCJ International, Inc. (formerly known as Veri-Tek International Corporation) (“JCJ”). The Company’s normal reporting period is based on a 52 week calendar year. Therefore the Predecessor results of operations presented in the accompanying financial statements for the period January 1, 2003 to October 31, 2003 are not necessarily indicative of the results that would be expected for the full reporting year. In the opinion of management, all material adjustments consisting of normal recurring transactions, necessary to reflect a fair presentation of the financial statements, have been included.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and the classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Predecessor has historically shown profits from operations and the Company has positive net working capital. Management is in the process of renegotiating the terms of the revolving credit facility, changing it from a “due on demand” line of credit to a term loan with a two year maturity.

On October 31, 2003 the Company completed the acquisition of substantially all of the assets of JCJ for $6.0 million in cash and the assumption of certain liabilities.

All figures presented in these notes are in thousands unless otherwise stated.

Nature of Operations

The Company designs and manufactures specialty equipment used primarily in the manufacture of driveline components in the automotive and heavy equipment industries. In addition, the Company has utilized this technology on a limited basis to provide testing services to original equipment manufacturers and tier 1 suppliers in order to verify the manufacturing process. The Company is in the process of entering the drive-train manufacturing industry utilizing its proprietary technology and processes.

Significant Accounting Policies

A summary of the significant accounting policies conforming with generally accepted accounting principles in the United States of America and consistently applied in the preparation of the accompanying financial statements follows:

Revenue Recognition

The Company currently has one main line business – the design and manufacture of specialty equipment, which recognizes revenue utilizing the percentage of completion method. All sales provide for a one year warranty period.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note A – Basis of Presentation, Nature of Operations and Summary of Significant Account Policies (continued)

Revenue Recognition (continued)

The manufacturing process of our specialty equipment takes six to twelve months to complete per unit. Each project has a purchase order from a customer prior to manufacture. On a monthly basis, management estimates the percentage of completion of each project utilizing input from the personnel responsible for individual phases of the project. This input includes the total hours of labor and material utilized to date and estimates of the labor and material necessary to complete the project. From this input, the total percentage of completion is calculated. This percentage is then used to calculate the amount of revenue to be recognized.

The costs associated with warranty service are expensed as incurred. The contract testing and manufacturing business have not generated material revenues to date.

Cash and Cash Equivalents

For purposes of the statement of cash flows, all investments with maturities of less than three months are considered to be cash equivalents.

Costs and Earnings in Excess of Billings

Costs and earnings in excess of billings are the result of earned revenue on projects that are not immediately billable to the customer due to agreed upon billing arrangements.

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided for using the straight line and accelerated methods over the estimated useful lives of the assets, which range from 39 years for buildings and improvements to 3 to 7 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. The Company recorded depreciation expense for the two months ended December 31, 2003 of $6, JCJ recorded $43, $69 and $116 for the ten months ended October 31, 2003, and the years ended December 31, 2002 and 2001 respectively.

Goodwill

Goodwill is the excess of cost over the fair value of net assets acquired. On January 1, 2002 the Company implemented Statement of Financial Accounting Standards (SFAS) Statement No. 142 “Goodwill and Other Intangible Assets.” Under SFAS 142 goodwill and other intangible assets with indefinite useful lives are no longer amortized, but rather will be tested annually for impairment. As required under SFAS 142 management will evaluate at least annually the carrying value of it’s business and determine if any impairment exists. Impairment exists when the carrying value of the goodwill exceeds the fair value. As of December 31, 2003, no goodwill or other intangible asset was impaired.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note A – Basis of Presentation, Nature of Operations and Summary of Significant Account Policies (continued)

Patents

The Company has capitalized certain costs related to patent technology. These costs are amortized on a straight-line basis over the estimated useful lives of seventeen years. Amortization expense for the Company was $4 for the period November 1, 2003 to December 31, 2003 and for the predecessor company it was $16, $16 and $5 for the ten months ended October 31, 2003, and the years ended 2002 and 2001, respectively.

Impairment of Long-Lived Assets

In accordance with SFAS No 144, the Company periodically reviews its long-lived assets, including property and equipment, goodwill and other identifiable intangibles, for impairment based on an evaluation of remaining useful lives and the current and expected future profitability and cash flows related to such assets. For the year ended December 31, 2001, the Company reviewed its long-lived assets in accordance with SFAS No. 121. The Company and JCJ had no loss on impairment of long-lived assets during the period ended December 31, 2003, the period ended October 31, 2003, or the years ended December 31, 2002 and 2001.

Income Taxes

The Company records the provision for federal and state income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the effect of operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

JCJ International, Inc has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes for the Predecessor because earnings and losses are included in the shareholders’ personal income tax returns.

Research and Development Expenses

The Company expenses research and development expenses as incurred. Amounts payable to third parties under product development agreements are recorded at the earlier of the milestone achievement, or when payments become contractually due. For the periods ended December 31, 2003, October 31, 2003, and the years ended December 31, 2002 and 2001, $0.4 million, $1.2 million, $1.8 million and $1.3 million of research and development costs were expensed, respectively.

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold.

Fair Value of Financial Instruments

The Company’s financial instruments include cash, accounts receivable, accounts payable, accrued liabilities and long-term debt. The carrying value of these instruments approximates their estimated fair value based upon rates and terms available for instruments of similar characteristics.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note A – Basis of Presentation, Nature of Operations and Summary of Significant Account Policies (continued)

Use of Estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements

SFAS No. 150. In May 2003, the FASB issued Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity.” FASB Statement No. 150 affects the accounting for mandatory redeemable shares, options and forward purchase contracts that require the issuer to repurchase shares and certain obligations that can be settled in shares. FASB Statement No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period after June 15, 2003. The adoption of this statement did not have any material impact on the results of operations of financial position of the Company at December 31, 2003.

FIN No. 46. In January 2003, FASB issued Interpretation 46, “Consolidation of Variable Interest Entities, an interpretation of ARB 51.” FIN No. 46 requires that the primary beneficiary of a variable interest entity consolidate the entity even if the primary beneficiary does not have a majority voting interest. The adoption of this interpretation did not have any impact on the results of operations or financial position at December 31, 2003.

In December 2003, the SEC issued SAB No. 104 “Revenue Recognition”. This SAB revises or rescinds certain portions of interpretative guidance included in Topic 13 of the codification of staff accounting bulletins. These changes make SAB 104 guidance consistent with current accounting regulations promulgated under U.S. generally accepted accounting principles. The adoption of SAB No. 104 did not have a material impact on the accompanying financial statements or results of operations at December 31, 2003.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note B – Acquisition of JCJ International, Inc (fka Veri-Tek International Corporation)

On October 31, 2003 the Company completed the acquisition of substantially all of the assets of JCJ for $6 million in cash and the assumption of certain liabilities in order to obtain the rights and ability to utilize the technologies developed by JCJ. It was determined through the Company’s due diligence process that the book value of the assets acquired and liabilities assumed approximated the fair market value. The following details the fair values assigned at November 1, 2003 to the Company’s assets and liabilities in connection with the acquisition.

Fair Value of the Opening Balance Sheet at November 1, 2003 (in thousands):

Assets:
Current assets	$6,067
Goodwill	4,314
Patents	382
Property, plant and equipment	129
Other assets	43

Total Assets	$10,935

Liabilities
Current liabilities, assumed	$4,935
Long term debt, issued	5,900
Other liabilities	—

Total liabilities	$10,835

Note C - Inventories

The major components of inventories were as follows (in thousands):

	Predecessor	Successor
	December 31,
	2002	2003
	(in thousands)
Raw materials and purchased parts	$108	$105
Finished goods and replacement parts	323	327

	$431	$432

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note D – Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands):

	Predecessor	Successor
	December 31,
	2002	2003
	(in thousands)
Leasehold improvements	$5	$7
Machinery and equipment	416	85
Furniture and fixtures	128	18
Vehicles	82	—

	631	110
Less accumulated depreciation and amortization	(438)	(6)

Net Property, Plant and Equipment	$193	$104

Note E – Line of Credit and Long-Term Debt

The Company maintains a secured bank revolving credit facility (the “Credit Facility”) totaling $6.7 million at December 31, 2003. The Credit Facility is collateralized by substantially all the assets of the Company and is due on demand. At December 31, 2003, the Company had the ability to borrow an additional $2.0 million. The Credit Facility may be utilized for general corporate purposes, including working capital and acquisition financing and provides the Company with borrowing options. Borrowing options include a Eurocurrency rate or a base rate (the bank’s prime lending rate). Advances under the Credit Facility bore interest at an effective rate of 3.75% and 4.0% as of December 31, 2003 and 2002, respectively. The Credit Facility is subject to customary financial and other covenants including, but not limited to, limitations on consolidations, mergers and sales of assets.

On October 31, 2003, in connection with the acquisition of JCJ, the Company entered into a $5.9 million 20% five year subordinated debt agreement due in 2008 with its principal shareholder. The terms include 8% cash interest payable quarterly and 12% interest accrued quarterly and added to the principal. In April 2004 the agreement was modified to accrue all interest and add it to the principal.

The predecessor Company, prior to 2001 entered into a 6% demand note with its principal shareholder. Interest on this note was due and paid monthly. This liability was not assumed in the acquisition of JCJ by VTI.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note E - Line of Credit and Long-Term Debt (Continued)

	Predecessor	Successor
	Years Ended December 31,
	2002	2003
Long-term debt consisted of the following (in thousands):

20% Subordinated note due 2008	$—	$6,010

6% Subordinated demand note	1,500

Automobile loans due 2003 and 2005 at 9.95% and 8.75%	21

Less current maturities	(11)

	$1,510	$6,010

Maturities of long-term debt by year as of December 31, 2003 are as follows (in thousands):

2004	$—
2005	—
2006	—
2007	—
2008	6,010

$6,010

Note F – Commitments and Contingencies

The Company leases buildings and equipment under operating leases with unexpired terms ranging from a month-to-month basis to ten years. Rent expense for all operating leases were (in thousands), approximately $57 for the Company for the two months ending December 31, 2003 and for the predecessor company lease payments totaled $294, $351 and $274 for the ten months ended 2003 and the years ended December 31, 2002 and 2001, respectively.

The future minimum lease payments under these operating leases are as follows (in thousands):

Year Ended December 31,
2004	$344
2005	326
2006	319
2007	212

$1,201

The Company is not a party to any legal proceedings other than routine litigation incidental to its business, none of which would have a material adverse impact on the Company’s financial position or results from operations.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note G - Income Taxes

The Company has incurred a net operating loss for federal tax purposes of $688 from October 15, 2003 through December 31, 2003, which it has elected to carryforward. Therefore, the Company has not recorded any current tax accrual. The net operating loss carryforward expires in 2023.

The components of earnings from operations before income taxes for 2001, 2002 and 2003 are as follows (in thousands):

	Predecessor			Successor
	December 31,		Period Ended October 31, 2003	Period Ended December 31, 2003
	2001	2002
	(in thousands)
United States	$1,671	$49	$870	$(643)
Foreign	—	—	—	—

	$1,671	$49	$870	$(643)

The predecessor company was a subchapter S corporation and therefore does not record tax liabilities. Income taxes have been charged to operations as follows:

	Predecessor			Successor
	December 31,		Period Ended October 31, 2003	Period Ended December 31, 2003
	2001	2002
	(in thousands)
Current
Federal	$—	$—	$—	$—
State and local	—	—	—	—
Deferred federal	—	—	—	(218)
Deferred state	—	—	—	—

	$—	$—	$—	$(218)

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

A reconciliation of the actual federal income tax expense to the expected amounts computed by applying the statutory tax rate to earnings from operations before income taxes is as follows (in thousands):

	Predecessor			Successor
	December 31,		Period Ended October 31, 2003	Period Ended December 31, 2003
	2001	2002
	(in thousands)
Expected federal income tax	$—	$—	$—	$(219)
Nondeductible items	—	—	—	1
Other, net	—	—	—	—

Actual income tax expense	$—	$—	$—	$(218)

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities at December 31, 2002 and 2003 are as follows (in thousands):

	Predecessor		Successor
	2002		2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
	(in thousands)
Depreciation and amortization	$—	$—	$—	$17
Accrued expenses not currently deductible	—	—	—	—
Net operating loss carryovers	—	—	234	—

	—	—	234	17
Less: valuation allowance	—	—	—	—

	$—	$—	$234	$17

Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Realization of the Company’s deferred tax assets is dependent on generating sufficient taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO FINANCIAL STATEMENTS - 2001, 2002, 2003

Note H - Related Party Transactions

The Company maintains a 20% 5-year subordinated note with its primary shareholder. During 2003 the Company accrued $200 in interest.

The Company leases certain buildings and equipment from one of its shareholders. The Company paid $53 thousand in rent for the two months ended December 31, 2003. The predecessor company paid $265, $335 and $268 for the ten months ended October 31, 2003, and the years ended December 31, 2002 and 2001, respectively.

The predecessor company maintained a $1.5 million, 6% demand note with a shareholder. The predecessor company paid interest of $68, $91 and $68 for the ten months ended October 31, 2003, and the years ended December 31, 2002 and 2001.

At December 31, 2003 the Company had a receivable from a shareholder of $57. This receivable is non-interest bearing and due on demand.

Note I - Significant Customers

For the two months ended December 31, 2003 two customers accounted for 89% of revenue. The predecessor company had three customers account for 81% of revenue for the ten months ended October 31, 2003 and two customers accounted for 76% and one customer account for 80% of revenue for the years ended December 31, 2002 and 2001, respectively.

VERI-TEK INTERNATIONAL, CORP.

BALANCE SHEETS

	December 31, 2003	September 30, 2004
		(unaudited)
	(in thousands)
ASSETS

Current assets
Cash	$—	$—
Accounts receivable, trade	105	4,563
Accounts receivable, other	57	8
Cost and estimated earnings in excess of billings	5,503	3,834
Inventories	432	723
Assets held for sale	21	—
Prepaid expenses	196	163

Total current assets	6,314	9,291

Property, plant and equipment, net	104	174

Other assets
Goodwill	4,314	4,314
Patents, net	379	483
Other	44	44
Deferred income taxes	234	1,068

Total non-current assets	4,971	5,909

Total assets	$11,389	$15,374

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable	$610	$762
Accrued liabilities	254	447
Revolving credit facility	4,733	8,824

Total current liabilities	5,597	10,035

Subordinated Debt	6,100	7,058

Deferred tax liability	17	74

Total Liabilities	11,714	17,167

Shareholders’ equity
Common stock, no par value authorized 60,000 shares, 10,000 shares issued at 2003 and at 20,000,000 authorized, 3,000,000 issued at September 30, 2004.	100	100
Retained earnings (deficit)	(425)	(1,893)

Total shareholders’ equity	(325)	(1,793)

Total liabilities and shareholders’ equity	$11,389	$15,374

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

STATEMENTS OF OPERATIONS

	Predecessor	Successor
	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004
	(unaudited)	(unaudited)
	(in thousands)
Revenue	$6,633	$6,517

Cost of sales	3,174	4,821

Gross margin	3,456	1,696

Research and development expenses	1,123	1,166
Selling, general and administrative expenses	1,238	1,636

Operating profit (loss)	1,098	(1,106)

Other income (expense)
Interest expense, net	(169)	(1,137)

Total other income (expense)	(169)	(1,137)

Earnings (Loss) before taxes	929	(2,243)

Income tax expense (benefit)	—	(776)

Net income (loss)	$929	$(1,467)

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

STATEMENTS OF CASH FLOWS

	Predecessor	Successor
	Nine Months Ended September 30,
	2003	2004
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$929	$(1,467)
Adjustments to Reconcile Net Income (loss) to cash provided by (used in) operations
Interest expense	—	959
Depreciation and amortization	54	67
Changes in operating assets and liabilities
(Increase) Decrease in accounts receivable	(504)	(4,409)
(Increase) Decrease in cost and earnings in excess of billings (482)	1,669
(Increase) Decrease in inventories	(5)	(291)
(Increase) Decrease in prepaid expenses	(16)	32
(Increase) Decrease in deferred tax asset	—	(834)
Increase (Decrease) in accounts payable	(64)	152
Increase (Decrease) in deferred revenue	(27)
Increase (Decrease) in accrued liabilities	83	193
Increase (Decrease) in deferred tax liability	—	58

Net cash provided by operating activities	(32)	(3,871)

Cash flows from investing activities
Sale of assets held for sale	—	21
Purchase of property, plant and equipment	(9)	(119)
Investments in patents	(66)	(122)

Net cash (used in) provided by investing activities	(74)	(220)

Cash flows from financing activities
Net payments to shareholder	(485)	—
Net proceeds (payments) on revolving credit facility	590	4,091
Net proceeds (payments) on long term debt	(9)
Net proceeds (payments) on subordinated note	—	—

Net cash provided by (used in) financing activities	96	4,091

Net (decrease) increase in cash and cash equivalents	(10)	—
Cash and cash equivalents at beginning of period	10	—

Cash and cash equivalents at end of period	$—	$—

Supplemental cash flow disclosure
Cash paid for:
Interest	$169	$164

The accompanying notes are an integral part of these financial statements.

VERI-TEK INTERNATIONAL, CORP.

NOTES TO INTERIM FINANCIAL STATEMENTS (UNAUDITED)

Note A - Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, the financial statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included and such adjustments are of a normal recurring nature.

The accompanying financial statements as of September 30, 2004 include Veri-Tek International, Corp. ( “VTI” or the “Company”) and for the period ended September 30, 2003 its predecessor company JCJ International, Inc. (formerly know as Veri-Tek International Corporation) (“JCJ”).

Results for interim periods should not be considered indicative of results for a full year. The December 31, 2003 consolidated balance sheet was derived from audited financial statements, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Note B – Significant Changes

Revolving Credit Facility

The Company’s credit facility was increased by amendment on July 21, 2004 to $9.3 million until December 1, 2004 when it reverts to $6.7 million. All terms of the credit facility remain the same. The Company has successfully negotiated a new credit agreement with its lender to change the terms from a demand note to a two-year revolving credit facility effective upon the closing of the Company’s initial public offering.

Stock Split

The Board of Directors authorized a 300 to 1 stock split on July 21, 2004 to be implemented by stock dividend of 299 shares for each share outstanding to shareholders of record July 21, 2004 payable on July 21, 2004.

Veri-Tek International Rear Axle Balancing Station

Veri-Tek International NVH Axle Test Station

Veri-Tek International Synchrowelding Station Drive Shaft Assembly

No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this offering circular, and if given or made, such information or representation must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than those specifically offered hereby or an offer or solicitation in any jurisdiction to any person to whom it is unlawful to make an offer or solicitation. The information contained in this prospectus is current only as of its date.

Until                     , 2004, all dealers that buy, sell or trade shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                     Shares

Common Stock

PROSPECTUS

Anderson & Strudwick

Incorporated

                    , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discount and commissions (and a non-accountable expense allotment payable to the underwriter equal to 1% of the aggregate offering price of the shares sold in the offering), payable by the registrant in connection with the sale of our common stock being registered. All amounts are estimates, except for the SEC registration fee, the NASD filing fee and the American Stock Exchange listing fee. All of these costs and expenses will be borne by the registrant.

SEC filing fee	$2,186.00
NASD filing fee	$1,673.00
American Stock Exchange listing fee	$35,000.00
Blue Sky fees and expenses	$25,000.00
Transfer agent and Registrar expenses and fees	$1,000.00
Printing and engraving expenses	$40,000.00
Accountants’ fees and expenses	$50,000.00
Legal fees and expenses	$240,000.00
Directors and officers insurance premium	$200,000.00
Miscellaneous	$5,000.00

Total	$599,859.00

Item 14. Indemnification of Directors and Officers.

The Company is organized under the Michigan Business Corporation Act, which generally empowers Michigan corporations to indemnify a person that is a party, or threatened to be made a party, to any civil, criminal, administrative or investigative action, suit or proceeding, whether formal or informal (other than actions by or in the right of the corporation), by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or of another enterprise serving at such corporation’s request, against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection therewith if such person acted in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders, and, with respect to a criminal action or proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

In a derivative action (an action brought by or in the right of the corporation), the Michigan Business Corporation Act provides that indemnification may be made for expenses, including attorneys’ fees and amounts paid in settlement, actually and reasonably incurred by the director, officer, employee or agent in connection with the action or suit only if such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or its shareholders; except that no indemnification is available if such person has been found liable to the corporation unless, and only to the extent that, the court in which the action or suit was brought determines upon application that the defendant director or officer is fairly and reasonably entitled to indemnity. If a director or officer is successful in defending a derivative action, the Michigan Business Corporation Act requires that a Michigan corporation indemnify such director or officer against any expenses actually and reasonably incurred in the action.

The Michigan Business Corporation Act permits Michigan corporations to eliminate or limit the personal liability of directors, except liability for (i) the amount of a financial benefit received by a director to which he or she is not entitled; (ii) intentional infliction of harm on the corporation or its shareholders; (iii) a violation of Section 551 of the Michigan Business Corporation Act, which pertains to unlawful payments of dividends, stock purchases or redemptions; and (iv) an intentional criminal act.

We have adopted provisions in our Amended and Restated Bylaws that provide for indemnification to the fullest extent permitted by applicable law.

We will maintain directors and officers liability insurance coverage for our directors and officers that will provide for damages, judgments, settlements, defense costs, charges and expenses incurred by reason of any actual or alleged breach of duty, error, misstatement, misleading statement or omission done or made in their capacities as directors and/or officers of the Company.

Item 15. Recent Sales of Unregistered Securities

Within the past three years, the registrant has issued the following securities which were not registered under the Securities Act of 1933:

(1) On October 15, 2003, in connection with its formation, Quantum-Veritek, Inc. issued 6,000 shares to Quantum Value Partners, LP for an aggregate purchase price of $60,000 and 4,000 shares to James Juranitch for an aggregate purchase price of $40,000.

(2) On October 30, 2003, Jim Juranitch sold 933 shares of his stock in Quantum-Veritek, Inc. at $10.00 per share for an aggregate purchase price of $9,330 to David V. Harper, Todd Antenucci, Phillip Davies, Christopher L. Morin, James Fletcher, Larry Theisz, Eric Lewis, Alan Reynolds, Theresa Chapo and Joseph Caretti.

The foregoing sales of securities were made in reliance upon the exemptions from the registration provisions of the Securities Act provided for by Sections 4(1) and 4(2) thereof for transactions not involving a public offering. All of the foregoing securities are deemed restricted securities for purposes of the Securities Act.

No underwriters were employed in any of the above transactions.

Schedule II – VALUATION AND QUALIFYING ACCOUNTS

None

Item 16. Exhibits and Financial Statement Schedules.

The exhibits listed in the exhibit index are filed as part of this registration statement.

(a) Exhibits

Exhibit No.	Description
1.1*	Form of Underwriting Agreement between Anderson & Strudwick, Inc. and Veri-Tek International, Corp.

2.1†	Asset Purchase Agreement by and among Quantum-Veritek, Inc., Veri-Tek International, Corp. and James Juranitch, dated October 15, 2003

3.1†	Articles of Incorporation of Veri-Tek International, Corp., as amended

3.2†	Amended and Restated Bylaws of Veri-Tek International, Corp.

4.1*	Specimen Common Stock certificate of Veri-Tek International, Corp.

4.2†	2004 Equity Incentive Plan

5.1	Form of Opinion of Foley & Lardner LLP

10.1	Assignment and Assumption of Lease among Veri-Tek International, Corp., Quantum-Veritek, Inc. and Pontiac Trail, LLC dated October 31, 2003 (Lease Agreement attached as Exhibit A thereto)

10.2	Assignment and Assumption of Equipment Lease among Veri-Tek International, Corp., Quantum-Veritek, Inc. and Pontiac Trail, LLC dated October 31, 2003 (Equipment Lease attached as Exhibit A thereto)

10.3*	Employment Agreement between Quantum-Veritek, Inc. and James Juranitch dated October 31, 2003, as amended on

10.4†	Letter Agreement by and between Comerica Bank and Quantum-Veritek, Inc. dated November 3, 2003 providing for relationship under $6,700,000 credit facility

10.5	Subordination Agreement by and between Comerica Bank and Quantum-Veritek, Inc. dated November 3, 2003

10.6	Promissory Note of Veri-Tek International Corp., in of favor Comerica Bank dated October 28, 2004

10.7	20% Subordinated Note Due 2008 by and between Quantum Value Partners, LP and Quantum-Veritek, Inc. dated October 31, 2003.

10.8*	Letter Agreement amending 20% Subordinated Note Due 2008 by and between [ ] and Veri-Tek International, Corp. dated [ ], 2004

10.9*	Conversion Agreement by and between Quantum Value Partners, LP and Veri-Tek International, Corp. dated [ ], 2004, providing for the conversion of subordinated debt into shares of common stock of Veri-Tek International, Corp.

10.10*	Revolving Credit Facility Agreement by and between Comerica Bank and Veri-Tek International, Corp. dated November , 2004

23.1	Consent of Freedman & Goldberg CPAs, P.C.

23.2	Consent of Freedman & Goldberg CPAs, P.C.

23.3	Consent of Foley & Lardner LLP (included in Exhibit 5)

24.1	Power of Attorney (contained on the signature page to this Registration Statement)

*	To be filed by amendment.

†	Previously filed

(b) Financial Statement Schedules

All information for which provision is made in the applicable accounting regulations of the SEC is either included in the financial statements, is not required under the related instructions or is inapplicable, and therefore has been omitted.

Item 17. Undertakings.

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the even that a claim for indemnification against such liabilities (other than the payment by the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wixom, State of Michigan, on the 11 day of November, 2004.

VERI-TEK INTERNATIONAL, CORP.

By:	/s/ Todd Antenucci
Todd Antenucci President

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature appears below constitutes and appoints David V. Harper and James Juranitch and each of them individually as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any Rule 462(b) registration statement and to file the same, with all exhibits thereto, and other documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signature	Title	Date

/s/ Todd Antenucci Todd Antenucci	President (Principal Executive Officer)	November 11, 2004

/s/ David V. Harper* James Juranitch	Chief Technology Officer and Director	November 11, 2004

/s/ David V. Harper David V. Harper	Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	November 11, 2004

/s/ David V. Harper* Christopher L. Morin	Director and Chairman	November 11, 2004

/s/ J.B. Davies J.B. Davies	Director	November 11, 2004

Robert S. Gigliotti	Director	November 11, 2004

Diana E. Roggenbauer	Director	November 11, 2004

*	As Attorney-in-Fact